Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of
Common Stock
of

CHEMBIO DIAGNOSTICS, INC.
at
$0.45 Net Per Share
by
Project Merci Merger Sub, Inc.,
a wholly-owned indirect subsidiary of
Biosynex SA
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MARCH 14, 2023,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
Project Merci Merger Sub, Inc., a Nevada corporation (“Purchaser”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined below), all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Chembio Diagnostics, Inc., a Nevada corporation (“CEMI”), at a price of $0.45 per Share, net to the seller, in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Purchaser is a wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 31, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Purchaser, Parent, and CEMI. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver (to the extent permitted by applicable law) of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into CEMI without a vote of the stockholders of CEMI in accordance with Nevada Revised Statutes (“NRS”) Section 92A.133 (the “Merger”), with CEMI continuing as the surviving corporation in the Merger (the “Surviving Corporation”). As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (defined below) of the Merger which is the subject of, and not irrevocably accepted for purchase, in the Offer (other than certain excluded Shares, discussed in more detail below, which Shares shall be cancelled without any payment made with respect thereto) will, at the Effective Time, be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price. As a result of the Merger, CEMI will cease to be a publicly traded company and will become a wholly-owned indirect subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to in this Offer to Purchase as the “Transactions.”
Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension in the Offer or any delay in making payment for the Shares.
On January 31, 2023, the board of directors of CEMI (the “CEMI Board”) unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of CEMI and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions, and (iii) recommended, by resolution, that the stockholders of CEMI accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
There is no financing condition to the Offer. The Offer is subject to the satisfaction of the Minimum Tender Condition (as defined below) and other conditions described in Section 15 – “Certain Conditions of the Offer.” The “Minimum Tender Condition” requires that the number of Shares validly tendered (and not properly withdrawn) prior to the Offer Expiration Time (as defined below) and received by Securities Transfer Corporation, acting as the depositary and paying agent for the Offer (determined in accordance with NRS Section 92A.133(4)(g)), together with any Shares owned by Purchaser, if any, equals a majority of the voting power of the then issued and outstanding Shares. If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) CEMI’s stockholders will not receive the Offer Price pursuant to the Offer or any consideration contemplated pursuant to the Merger.
A summary of the principal terms of the Offer appears starting on page 1 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this Offer to Purchase and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares.
The Information Agent for the Offer is:
Alliance Advisors, LLC
200 Broadacres Drive
Bloomfield, NJ 07003
Toll Free: 866-620-7692
Email: CEMI@allianceadvisors.com
February 14, 2023
IMPORTANT
If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must (a) follow the procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.
Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.
* * * *
Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Alliance Advisors, LLC, acting as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase, which will be furnished promptly at CEMI’s expense. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by CEMI for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.
This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.
This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is a criminal offense.

SUMMARY TERM SHEET
Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Chembio Diagnostics, Inc., a Nevada corporation (“CEMI”), at a price per share of $0.45, net to the seller, in cash, without interest and subject to any required withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.
The following are some questions you, as a stockholder of CEMI, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning CEMI contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by CEMI or has been taken from or is based upon publicly available documents or records of CEMI on file with the SEC or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to CEMI provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.
Securities Sought
All of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Chembio Diagnostics, Inc., a Nevada corporation (“CEMI”).
Price Offered Per Share
$0.45 per Share, net to the seller, in cash, without interest and subject to any required withholding taxes (the “Offer Price”).
Scheduled Expiration of Offer
One minute after 11:59 P.M., New York City time, on March 14, 2023 (“Offer Expiration Time”), unless the Offer is extended or terminated (the Offer Expiration Time, as it may be extended is referred to as the “Expiration Date”). See Section 1 – “Terms of the Offer.”
Withdrawal Rights
You may withdraw your Shares at any time prior to the Offer Expiration Time and, if not previously accepted for payment, at any time after April 14, 2023, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares. To withdraw your Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Securities Transfer Corporation, acting as the depositary and paying agent for the Offer, while you have the right to withdraw your Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Offer Expiration Time to arrange for the withdrawal of your Shares. See Section 4 – “Withdrawal Rights.”
Purchaser
Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA (“Parent”), a French société anonyme.
CEMI’s Board of Directors’ Recommendation
The board of directors of CEMI (the “CEMI Board”) unanimously recommend, by resolution, that the stockholders of CEMI accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Who is offering to buy my Shares?
Purchaser is offering to purchase all of the issued and outstanding Shares upon the terms and subject to the conditions contained in this Offer to Purchase. Purchaser is a Nevada corporation and wholly-owned indirect subsidiary of Parent. Purchaser was formed for the sole purpose of making the Offer and completing the process by which CEMI will become a subsidiary of Parent through the merger of Purchaser with and into CEMI (the “Merger”), with CEMI being the surviving corporation. See the “Introduction,” Section 8 – “Certain Information Concerning Parent and Purchaser” and Schedule I – “Directors and Executive Officers of Purchaser Entities.”
How many Shares are you offering to purchase in the Offer?
Purchaser is making an offer to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 – “Terms of the Offer.”
How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?
Purchaser is offering to pay $0.45 per Share, net to the seller, in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and as set forth in the Merger Agreement. If you are the record owner of your Shares and you directly tender your Shares to Securities Transfer Corporation (the “Depositary and Paying Agent”) in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 – “Terms of the Offer,” and Section 2 – “Acceptance for Payment and Payment for Shares.”
Is there an agreement governing the Offer?
Yes. The Merger Agreement entered into by Parent, Purchaser and CEMI on January 31, 2023 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Certain Conditions of the Offer.”
What are the most significant conditions of the Offer?
Purchaser’s obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement (the “Offer Conditions,” and each an “Offer Condition”), which are outlined in Section 15 – “Certain Conditions of the Offer,” and include among other Offer Conditions:
(i)
the number of Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time and received by the depository for the Offer (determined in accordance with NRS Section 92A.133(4)(g)), when added to any Shares already owned by Purchaser, if any, equals a majority of the voting power of the then issued and outstanding Shares (the “Minimum Tender Condition”);

(ii)	the Merger Agreement has not been terminated in accordance with its terms; and
(iii)
there is no order or other legal restraint that is in effect and has the effect of making the consummation of the Offer or the Merger illegal or prohibiting the consummation of the Offer or the Merger.

Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, Purchaser and Parent expressly reserve the right to waive (in whole or in part) any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of CEMI, Purchaser cannot (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Tender Condition or (vi) extend or otherwise change the Offer Expiration Time in a manner other than pursuant to and in accordance with the Merger Agreement.
Except as described in Section 15 – “Certain Conditions of the Offer”, if at the otherwise scheduled Offer Expiration Time, all of the Offer Conditions (other than the Minimum Tender Condition, the condition that the Merger Agreement has not been terminated in accordance with its terms, and the other Offer Conditions that by their terms are to be satisfied at the expiration of the Offer) have not been satisfied or waived by Parent or Purchaser (to the extent waiver is permitted under the Merger Agreement and applicable law), Purchaser may, and upon request by CEMI will (and Parent will cause Purchaser to), extend the Offer on one or more occasions in consecutive increments of up to ten business days each, or such longer period as may be agreed by CEMI, Purchaser, and Parent in order to permit the satisfaction of one or more Offer Conditions. Furthermore, if at the otherwise scheduled Offer Expiration Time, all of the Offer Conditions (other than the Minimum Tender Condition) have not been satisfied or waived by Parent or Purchaser (to the extent waiver is permitted under the Merger Agreement and applicable law), Purchaser may, and upon request by CEMI will (and Parent will cause Purchaser to), extend the Offer on one or more occasions in consecutive increments of up to ten business days each, or such longer period as may be approved by CEMI in advance, provided, that, Purchaser is not required to extend the Offer on more than three occasions, but may, in its sole discretion, elect to do so.
The Offer is subject to other conditions in addition to those set forth above. A more detailed discussion of the conditions to the consummation of the Offer is contained in Section 15 – “Certain Conditions of the Offer.”
Is the Offer subject to any financing condition?
No. There is no financing condition to the Offer.
Does the Purchaser have the financial resources to pay for all of the issued and outstanding Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?
Yes. Purchaser estimates that it will need up to approximately $17.2 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger and to pay related fees and expenses at the closing of the Transactions and approximately $18.8 million to complete payment in full of all principal, accrued and unpaid interest, fees and other amounts outstanding under that certain Credit Agreement and Guaranty, dated as of September 3, 2019, among CEMI, as the borrower, the guarantors from time to time party thereto, and Perceptive Credit Holdings II, LP (as amended, refinanced or replaced in accordance with its terms, the “Credit Facilities”), which is required to be repaid at the Closing of the Transactions. Parent and Purchaser expect to finance the Offer, the Merger, and any fees, costs and expenses through a combination of Parent’s available cash on hand and short-term financing.
See Section 9 – “Source and Amount of Funds.”
Is the Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?
We do not think that the Purchaser’s or the Parent’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the consideration offered in the Offer consists solely of cash;
•	the Offer is being made for all issued and outstanding Shares;
•
if the Offer is consummated, subject to the satisfaction or waiver of the Offer Conditions, the Purchaser has agreed to acquire all remaining Shares for the same cash price in the Merger (the “Merger Consideration”);

•	the Offer is not subject to any financing condition; and
•	the Purchaser and Parent have the financial resources sufficient to finance the Offer and the Merger.
See Section 9 – “Source and Amount of Funds.”
Why is the Purchaser making the Offer?
Purchaser is making the Offer because Purchaser and Parent want to acquire all of the equity interests in CEMI. The Offer is the first step in the acquisition of CEMI. If the Offer is consummated, as promptly as practicable after consummation of the Offer, Purchaser will merge with and into CEMI, with CEMI as the Surviving Corporation in the Merger and thereby becoming a wholly-owned indirect subsidiary of Parent. Following the Merger, CEMI will cease to be a publicly traded company. See Section 12 – “Purpose of the Offer; Plans for CEMI.”
What does the CEMI Board think about the Offer?
Purchaser is making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the CEMI Board. The CEMI Board has unanimously:
•	determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of CEMI and CEMI’s stockholders;
•	adopted, approved and declared advisable the Merger Agreement and the Transactions; and
•	recommended, by resolution, that the stockholders of CEMI accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A more complete description of CEMI’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in CEMI’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will be filed by CEMI with the SEC on or about February 14, 2023, and mailed to CEMI’s stockholders together with the mailing of this Offer to Purchase. See the “Introduction” and Section 10 – “Background of the Offer; Past Contacts or Negotiations with CEMI.”
Has the CEMI Board received a fairness opinion in connection with the Offer and the Merger?
Yes. Craig-Hallum Capital Group LLC (“Craig-Hallum”), the financial advisor to CEMI, delivered an oral opinion to the CEMI Board, which was subsequently confirmed by delivery of a written opinion dated January 31, 2023, to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the consideration to be received by the stockholders of CEMI in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of Craig-Hallum’s written opinion, which describes the assumptions, qualifications and limitations stated in such written opinion, will be included as an annex to the Schedule 14D-9. Craig-Hallum’s opinion was provided for the benefit of the CEMI Board in connection with, and for the purpose of, its evaluation of the Offer Price to be received pursuant to the Merger Agreement and addresses only the fairness, from a financial point of view, to holders of Shares of the consideration to be received pursuant to the Merger Agreement. Stockholders are urged to read the full text of that opinion carefully and in its entirety.
How long do I have to decide whether to tender my Shares in the Offer?
If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Offer Expiration Time. The term “Offer Expiration Time” means one minute after 11:59 P.M., New York City time, on March 14, 2023, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Offer Expiration Time” means such later time and date to which the Offer has been extended. Notwithstanding the foregoing, Purchaser and Parent will not be required to extend the Offer beyond the earlier of (i) 11:59 p.m. Eastern Time on July 31, 2023 (“Termination Date”), or (ii) the valid termination of the Merger Agreement.
If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.
Can the Offer be extended and under what circumstances?
Yes. Parent and Purchaser agreed in the Merger Agreement that, subject to their rights and CEMI’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:
•
Purchaser will extend the Offer for any minimum period required by any rule or regulation of the SEC or its staff, any rule or regulation of the Nasdaq Stock Market (“Nasdaq”) (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC, or any other applicable law, in each case, applicable to the Offer, the Schedule 14D-9 or the other documents related to the Offer;

•
in the event that any Offer Condition, other than the Minimum Tender Condition and those that by their nature are to be satisfied only at the Expiration Time, is not satisfied and has not been waived (to the extent waiver is permitted under the Merger Agreement), Purchaser may, and if CEMI requests shall (and Parent shall cause Purchaser to), extend the Offer for one or more successive extension periods of up to ten (10) business days per extension (or such longer period as Parent, Purchaser and CEMI may mutually agree), to permit such Offer Condition to be satisfied; and

•
in the event that the sole unsatisfied Offer Condition is the Minimum Tender Condition, Purchaser may, and if CEMI requests shall (and Parent shall cause Purchaser to), extend the Offer for one or more successive extension periods of up to ten (10) business days per extension (or such longer period as approved by CEMI), to permit such Offer Condition to be satisfied, provided that Purchaser shall not be required to extend the Offer on more than three (3) occasions but may in its sole discretion elect to do so.

Notwithstanding the foregoing, (i) none of the clauses above is deemed to impair, limit or otherwise restrict in any manner the right of any party to terminate the Merger Agreement pursuant to and in accordance with the terms of the Merger Agreement and (ii) in no event shall Purchaser be required or, without the prior written consent of the CEMI, be permitted to extend the Offer beyond the earlier to occur of (A) the Termination Date and (B) the valid termination of the Merger Agreement in compliance with Section 8.1 thereof.
If Purchaser extends the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1 – “Terms of the Offer” for more details on Purchaser’s ability to extend the Offer.
How will I be notified if the Offer is extended?
If Purchaser extends the Offer, Purchaser will inform the Depositary and Paying Agent, of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 – “Terms of the Offer.”
How do I tender my Shares?
If you wish to accept the Offer and:
•
you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal; or

•
you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with CEMI’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a duly completed and validly executed Letter of Transmittal (or, with respect to Eligible Institutions (as defined below), a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires. Please contact Alliance Advisors, LLC (the “Information Agent”) for assistance.

See the Letter of Transmittal and Section 3 – “Procedures for Accepting the Offer and Tendering Shares” for more information.
May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?
Yes. You may withdraw previously tendered Shares any time prior to the Offer Expiration Time and, if not previously accepted for payment, at any time after April 14, 2023, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares. To withdraw your Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw your Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Offer Expiration Time to arrange for the withdrawal of your Shares. See Section 4 – “Withdrawal Rights.”
Do I have to vote to approve the Offer or the Merger?
No vote of CEMI stockholders is required to approve the Offer or the Merger. You only need to tender your Shares if you choose to do so. Following the completion of the Offer, if the Minimum Tender Condition has been satisfied, and the other Offer Conditions are satisfied or waived, Purchaser and CEMI will be able to consummate the Merger pursuant to NRS Section 92A.133 without a vote of the stockholders of CEMI. See Section 12 – “Purpose of the Offer; Plans for CEMI.”
If the Offer is successfully completed, will CEMI continue as a public company?
No. If the Minimum Tender Condition has been satisfied, and the other Offer Conditions are satisfied or waived, we expect to consummate the Merger in accordance with NRS Section 92A.133 and the other applicable provisions of the NRS, and no vote of the CEMI stockholders will be required to approve the Merger Agreement or to consummate the Merger. If the Merger takes place, CEMI will no longer be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, your Shares will be converted in the Merger into the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, the Shares will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the common stock of CEMI. Parent intends to cause CEMI to delist the Shares from Nasdaq as promptly as possible after the consummation of the Merger. In addition, Parent intends and will cause CEMI to terminate the registration of the Shares under the Exchange Act as soon as possible after the consummation of the Merger. Accordingly, Parent expects that shortly after completion of the Merger, CEMI will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13 – “Certain Effects of the Offer.”
If you do not consummate the Offer, will you nevertheless consummate the Merger?
No. Neither Purchaser, Parent, nor CEMI is under any obligation to pursue or consummate the Merger if the Offer is not consummated.
Do I have dissenter’s or appraisal rights in connection with the Transactions or Merger Agreement?
No. Pursuant to NRS Section 92A.390, there are no dissenter’s rights or appraisal rights available as a result of or in connection with the Offer or the Merger, if consummated. See Section 17 – “No Dissenter’s or Appraisal Rights.”
If I decide not to tender, how will the Offer affect my Shares?
If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, subject to any required withholding taxes and without interest.
Subject to the satisfaction or waiver (if permitted) of the Offer Conditions, Purchaser, Parent and CEMI are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be effected pursuant to NRS Section 92A.133, assuming the requirements of that statutory provision are met, no vote by the stockholders of CEMI will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 12 – “Purpose of the Offer; Plans for CEMI.”
If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) CEMI’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.
Will there be a subsequent offering period?
No. As required by NRS Section 92A.133, the Purchaser, the Parent and CEMI expect the Merger to occur as soon as practicable following the date and time of Purchaser’s acceptance of Shares tendered for payment (the “Acceptance Time”) without a subsequent offering period.
What is the market value of my Shares as of a recent date?
On January 30, 2023, the last full trading day before Parent and CEMI announced that they had entered into the Merger Agreement, the closing price of the Shares reported on Nasdaq was approximately $0.36 per Share; therefore, the Offer Price of $0.45 per Share represents a premium of approximately 27% over such price. On February 13, 2023, the closing price of the Shares reported on Nasdaq was $0.44 per Share.
See Section 6—“Price Range of Shares; Dividends”.
If I tender my Shares, when and how will I get paid?
If the Offer Conditions are satisfied or, to the extent permitted, waived, Purchaser will pay you an amount equal to the number of Shares you tendered multiplied by $0.45 per Share in cash without interest and subject to any required withholding taxes, promptly following the Acceptance Time. See Section 1 – “Terms of the Offer” and Section 2 – “Acceptance for Payment and Payment for Shares.”
What will happen to my stock options in the Offer and the Merger?
The Offer is made only for Shares and is not being made for any outstanding options to purchase Shares (each, a “CEMI Option”) granted under CEMI’s 2008 Stock Incentive Plan, 2014 Stock Incentive Plan, and 2019 Omnibus Incentive Plan, each as amended (collectively, the “CEMI Equity Plans”) or otherwise. Pursuant to the Merger Agreement, as of the Effective Time, each CEMI Option that is outstanding and unexercised as of immediately prior to the Effective Time will be canceled at the Effective Time without any consideration in respect thereof. See Section 11 – “The Merger Agreement; Other Agreements.”
What will happen to my restricted stock units in the Offer and the Merger?
The Offer is made only for Shares and is not being made for any outstanding restricted stock units granted under the CEMI Equity Plans or otherwise (each, a “CEMI RSU”). Pursuant to the Merger Agreement, as of the Effective Time, each CEMI RSU that is then outstanding and unvested as of the Effective Time will be canceled and converted into the right to receive an amount of cash equal to the Offer Price. See Section 11 – “The Merger Agreement; Other Agreements.”
What are the material United States federal income tax consequences of the Offer and the Merger to a United States Holder?
If you are a United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in such Shares exchanged therefor. Such gain or loss generally will be treated as a long-term capital gain or loss if you have held your Shares for more than one year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5 – “Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.
You are urged to consult your tax advisors to determine the tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the application and effect of any state, local or non-United States tax laws.
Who should I talk to if I have additional questions about the Offer?
Stockholders, banks and brokers may call Alliance Advisors toll-free at 866-620-7692. Alliance Advisors is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase for additional means of contacting Alliance Advisors.

INTRODUCTION
Project Merci Merger Sub, Inc., a Nevada corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), hereby offers to purchase for cash all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Chembio Diagnostics, Inc., a Nevada corporation (“CEMI”), at a price of $0.45 per Share, net to the seller, in cash without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and withdrawal rights will expire at one minute after 11:59 P.M., New York City time, on March 14, 2023 (the “Offer Expiration Time”), unless the Offer is extended in accordance with the terms of the Merger Agreement.
CEMI has informed Parent and Purchaser that, as of February 8, 2023, there were (i) 36,725,858 Shares issued and outstanding, including Shares in respect of vested CEMI RSUs), (ii) 3,657,163 Shares covered by CEMI Options and (iii) 1,570,779 Shares covered by unvested CEMI RSUs. The executive officers and directors of CEMI beneficially owned, directly or indirectly, in the aggregate, 571,626 Shares (excluding any shares issuable upon the exercise of CEMI Options and the settlement of CEMI RSUs), and, to the best of CEMI’s knowledge, after reasonable inquiry, each executive officer and director of CEMI who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. None of the stockholders of CEMI have entered into any agreement with Parent or Purchaser or any of their affiliates to tender their Shares in the Offer in connection with the execution of the Merger Agreement.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 31, 2023, among Parent, Purchaser and CEMI (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that as promptly as practicable after the consummation of the Offer, Purchaser will merge with and into CEMI (the “Merger”) in accordance with the provisions of NRS Section 92A.133, with CEMI continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly-owned indirect subsidiary of Parent. Because the Merger will be effected pursuant to NRS Section 92A.133, assuming the requirements of that statutory provision are met, no CEMI stockholder vote will be required to approve the Merger Agreement and consummate the Merger. As a result of the Merger, the Shares will cease to be publicly traded. At the effective time of the Merger (“Effective Time”), each Share issued and outstanding immediately prior to the Effective Time which is the subject of, and not irrevocably accepted for purchase, in the Offer (other than Shares owned directly or indirectly by Parent or its subsidiaries, including Purchaser, if any, Shares held by CEMI as treasury shares immediately prior to the Effective Time and Shares owned by a wholly-owned subsidiary of CEMI, which Shares shall be cancelled without any payment made with respect thereto) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any required withholding taxes. In addition, at the Effective Time, if it is determined that such right to dissent has arisen as a result of the Shares not being listed on Nasdaq or otherwise, any Shares outstanding immediately prior to the Effective Time and held by a holder who has not validly tendered such Shares in the Offer or consented thereto in writing and who has properly demanded payment of fair value (as defined in NRS Section 92A.320) for such Shares in accordance with the requirements of the NRS Section 92A.300 to 92A.500, inclusive (if any) (the “Dissenting Shares”), shall not be converted into the right to receive consideration contemplated under the Merger Agreement, and the holders of Dissenting Shares shall be entitled to only such rights as are granted by NRS Sections 92A.300 to 92A.500, inclusive. Under no circumstances will interest on the Offer Price or Merger Consideration for Shares be paid to the stockholders of CEMI, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of equity awards of CEMI.
Tendering stockholders who are record owners of their Shares and tender directly to the Depositary and Paying Agent will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the instructions to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. CEMI will pay all charges and expenses of Securities Transfer Corporation, acting as the Depositary and Paying Agent, and Alliance Advisors, acting as the Information Agent, incurred in connection with the Offer. See Section 18 – “Fees and Expenses.”
On January 31, 2023, the board of directors of CEMI (the “CEMI Board”) unanimously (i) determined the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of CEMI and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions and (iii) recommended, by resolution, that the stockholders of CEMI accept the Offer and tender their Shares to Purchaser pursuant to the Offer. A more complete description of the CEMI Board’s reasons for adopting and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in CEMI’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, “Schedule 14D-9”) under the Exchange Act. The Schedule 14D-9 will be mailed to CEMI’s stockholders in connection with the Offer together with this Offer to Purchase, the Letter of Transmittal and other related materials.
Craig-Hallum, the financial advisor to CEMI, delivered an oral opinion to the CEMI Board, which was subsequently confirmed by delivery of a written opinion dated January 31, 2023, to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the consideration to be received by the stockholders of CEMI in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of Craig-Hallum’s written opinion, which describes the assumptions, qualifications and limitations stated in such written opinion, will be included as an annex to Schedule 14D-9. Craig-Hallum’s opinion was provided for the benefit of the CEMI Board in connection with, and for the purpose of, its evaluation of the Offer Price to be received pursuant to the Merger Agreement and addresses only the fairness, from a financial point of view, to holders of Shares of the consideration to be received pursuant to the Merger Agreement. Stockholders are urged to read the full text of that opinion carefully and in its entirety.
The Offer is not subject to any financing condition. In addition to the Offer Conditions as described in the Merger Agreement in Section 15 – “Certain Conditions of the Offer” hereto, the Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition, lack of termination of the Merger Agreement in accordance with its terms and that no order or other legal restraint is in effect and has the effect of making consummation of the Offer or the Merger illegal or prohibiting the consummation of the Offer or the Merger. Furthermore, pursuant to the terms of the Merger Agreement and in accordance with all applicable laws, Parent and Purchaser reserve the right to waive (in whole or in part) any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of CEMI, Purchaser may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Tender Condition or (vi) extend or otherwise change the Expiration Time in a manner other than pursuant to and in accordance with the Merger Agreement. These and other conditions to the Offer are described in Section 15 – “Certain Conditions of the Offer.”
NRS Section 92A.133 provides that, subject to certain statutory requirements, if, following consummation of a tender offer for a publicly traded Nevada corporation, (i) (a) the stock irrevocably accepted for purchase pursuant to such tender offer and timely received by the depositary plus (b) the stock otherwise owned by the corporation that is consummating the tender offer equals (c) at least that percentage of the voting power of the stock required to approve a merger agreement under the NRS and the target corporation’s articles of incorporation, and (ii) each outstanding, non-tendered share is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares tendered in the tender offer, the corporation consummating the tender offer may effect a merger with the target Nevada corporation without a vote of the stockholders of the target Nevada corporation. Accordingly, here, if the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Offer Expiration Time, together with any Shares beneficially owned by Parent, Purchaser or its “affiliates” (as defined in NRS Section 92A.133(4)(a)), immediately after giving effect to the acceptance for payment of Shares in the Offer, equals at least a majority of the then issued and outstanding Shares, and the other Offer Conditions are satisfied or waived, no vote of the CEMI stockholders will be required to approve or effectuate the Merger, and Purchaser will not seek the approval of CEMI’s remaining public stockholders before effecting the Merger. NRS Section 92A.133 also requires that the Merger Agreement provide that a merger pursuant to that provision be effected as soon as practicable after the tender offer. Therefore, CEMI, Parent and Purchaser have agreed to take all necessary action to cause the Merger to become effective as promptly as practicable following the acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 11 – “The Merger Agreement; Other Agreements.”

The material United States federal income tax consequences for stockholders of CEMI that exchange Shares for cash pursuant to the Offer or the Merger are summarized in Section 5 – “Material United States Federal Income Tax Consequences.”
CEMI has retained Alliance Advisors to be the “Information Agent” and Securities Transfer Corporation to be the “Depositary and Paying Agent” in connection with the Offer. CEMI will pay all charges and expenses of Securities Transfer Corporation, as Depositary and Paying Agent, and, Alliance Advisors as Information Agent, incurred in connection with the Offer. See Section 18 – “Fees and Expenses.”
Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at CEMI’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.
This Offer to Purchase, the Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER
1.	Terms of the Offer.
Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of one or more of the Offer Conditions (as defined in Section 15 – “Certain Conditions of the Offer”) (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Offer Expiration Time and not validly withdrawn as permitted under Section 4 – “Withdrawal Rights” (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”). The term “Offer Expiration Time” means one minute after 11:59 P.M., New York City time, on March 14, 2023, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Offer Expiration Time” means such later time and date to which the Offer has been extended. Notwithstanding the foregoing, Purchaser and Parent will not be required to extend the Offer beyond the earlier of (i) 11:59 p.m. New York City Time on July 31, 2023 (“Termination Date”), or (ii) the valid termination of the Merger Agreement.
The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer.” Purchaser may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the Offer Conditions described in Section 15 – “Certain Conditions of the Offer” are not satisfied or waived. See Section 11 – “The Merger Agreement; Other Agreements – Termination.”
Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, Parent and Purchaser expressly reserve the right to increase the Offer Price and amend, modify or waive any Offer Condition (other than the Minimum Tender Condition) or to make any other changes in the terms and conditions of the Offer. If Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increase in consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. The Merger Agreement provides, among other things, that the Offer Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into the Shares), reorganization, recapitalization, reclassification, combination, merger, issuer tender offer, exchange of shares or other like change with respect to the Shares occurring on or after the date of the Merger Agreement and prior to the Acceptance Time.
Pursuant to the Merger Agreement, Purchaser and Parent have agreed that no changes will be made to the Offer that (i) decreases the Offer Price, (ii) changes the form of consideration payable in the Offer, (iii) reduces the number of Shares to be purchased in the Offer, (iv) amends or modifies any of the Offer Conditions in a manner that is adverse to the holders of Shares or imposes conditions to the Offer in addition to the Offer Conditions, (v) amends, modifies or waives the Minimum Tender Condition or (vi) extends or otherwise changes the Expiration Time in a manner other than pursuant to and in accordance with the Merger Agreement. Pursuant to the Merger Agreement, the Offer may be extended beyond the initial Offer Expiration Time, but in no event will the Purchaser be required to, or, without prior written consent of CEMI, be permitted to extend the Offer beyond the earlier of the (i) Termination Date or (ii) valid termination of the Merger Agreement. The Merger Agreement provides that Purchaser will (a) extend the Offer for any minimum period required by any rule or regulation of the SEC or its staff, any rule or regulation of Nasdaq (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC, or any other applicable law, in each case, applicable to the Offer the Schedule 14D-9 or the other documents related to the Offer; (b) in the event that any Offer Condition, other than the Minimum Tender Condition and those that by their nature are to be satisfied only at the Expiration Time, is not satisfied and has not been waived (to the extent waiver is permitted under the Merger Agreement), Purchaser may, and if CEMI requests shall (and Parent shall cause Purchaser to), extend the Offer for one or more successive extension periods of up to ten (10) business days per extension (or such longer period as Parent, Purchaser and CEMI may mutually agree), to permit such Offer Condition to be satisfied; or (c) in the event that the sole unsatisfied Offer Condition is the Minimum Tender Condition, Purchaser may, and if CEMI requests shall (and Parent shall cause Purchaser to), extend the Offer for one or more successive extension periods of up to ten (10) business days per extension (or such longer period as Parent, Purchaser and CEMI may mutually agree), to permit such Offer Condition to be satisfied, provided that Purchaser shall not be required to extend the Offer on more than three (3) occasions but may, it its sole discretion, elect to do so. See Section 11 – “The Merger Agreement; Other Agreements – Expiration and Extension of the Offer.”

During any extension of the initial offer period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 – “Withdrawal Rights.”
If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer, if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Offer Expiration Time, Purchaser decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.
Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer” have not been satisfied or waived. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer, but Parent and Purchaser are prohibited (without CEMI’s consent) from terminating the Offer prior to any then-scheduled Offer Expiration Time, unless the Merger Agreement has been terminated in accordance with its terms.
Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15 – “Certain Conditions of the Offer” and Section 16 – “Certain Legal Matters; Regulatory Approvals.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.
Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Offer Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.
Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.
As promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver (if permitted) of the Offer Conditions, Purchaser will consummate the Merger in accordance with NRS Section 92A.133, which provides that no vote of the stockholders of CEMI is required to approve the Merger Agreement.
CEMI has provided Purchaser its list of stockholders with security position listing for purpose of dissemination of the Offer to the holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on CEMI’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares. CEMI will pay all fees, costs and expenses (except for the fees, costs and expenses of Parent’s advisors) in connection with commencing or conducting the Offer.
2.	Acceptance for Payment and Payment for Shares.
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or, to the extent permitted, earlier waiver of one or more of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and pay or cause the Depositary and Paying Agent to pay for all Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time pursuant to the Offer as promptly as practicable after the Offer Expiration Time and in any event in compliance with Rule 14e-1(c) under the Exchange Act. Subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares, in order to comply with applicable law. See Section 15 – “Certain Conditions of the Offer” and Section 16 – “Certain Legal Matters; Regulatory Approvals.”
In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (a) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (b) the Letter of Transmittal (or, with respect to a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below)), properly completed and duly executed, with any required signature guarantees and (c) any other documents required by the Letter of Transmittal or any other documents required by the Depositary and Paying Agent. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting those payments to the tendering stockholders. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Merger Agreement, but subject to CEMI’s rights under the Merger Agreement (other than in a situation in which the Offer is withdrawn or terminated or the Merger Agreement is terminated), the Depositary and Paying Agent may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for such Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.
If, prior to the Offer Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.
3.	Procedures for Accepting the Offer and Tendering Shares.
Valid Tenders. Except as set forth below, to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time and either (1) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (2) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery is received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Offer Expiration Time. The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (x) DTC has received an express acknowledgment from the participant in DTC tendering such Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) Purchaser may enforce that agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary and Paying Agent’s office. Please contact the Information Agent for assistance.
Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to Shares at DTC for purposes of the Offer within two business days or otherwise as promptly as practicable after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase by the Offer Expiration Time. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”
Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.
Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of such Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the Letter of Transmittal is signed by a person other than the registered owner(s) of such Shares listed, or if payment is to be made to or certificates for Shares representing Shares not tendered or accepted for payment are to be issued in the name of a person other than the registered owners(s), then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.
If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.
Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after (i) timely receipt by the Depositary and Paying Agent of Share Certificates for such Shares or a Book-Entry Confirmation pursuant to the procedures set forth in this Section 3, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary and Paying Agent.
The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Offer Expiration Time.
The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign such Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when Purchaser accepts such Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.
Other Requirements. Notwithstanding any provision of this Offer to Purchase, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (b) the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.
Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.
Determination of Validity. All questions as to validity, form and eligibility (including time of receipt) of the surrender of any certificate for Shares hereunder, including questions as to the proper completion or execution of any Letter of Transmittal or other required documents and as to the proper form for transfer of any certificates for Shares, will be determined by Purchaser (which may delegate power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the surrender of any Shares or certificate(s) for Shares whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.
Appointment. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to such Shares tendered by that stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after Acceptance Time. On and following the Acceptance Time, such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, without further action, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment at the Acceptance Time, Purchaser’s designees will, with respect to such Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of CEMI’s stockholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for those Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.
Backup Withholding. Under the United States federal income tax backup withholding rules, the Depositary and Paying Agent (as the payor) may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion (currently, 24%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer, unless the stockholder provides his or her taxpayer identification number (“TIN”) and certifies that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establishes a valid exemption from backup withholding to the satisfaction of the Depositary and Paying Agent. If a United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”) does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer are urged to complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, corporations and certain non-United States persons) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non-United States Holder must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the IRS website at http://www.irs.gov) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 9 of the Letter of Transmittal.
No alternative, conditional or contingent tenders will be accepted.
4.	Withdrawal Rights.
A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Offer Expiration Time and, if not previously accepted, at any time after April 14, 2023, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.
For a withdrawal of Shares to be effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal with respect to such Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered such Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.
If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.
Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.
All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the

Depositary and Paying Agent), which determination will be final and binding. Purchaser also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.
5.	Material United States Federal Income Tax Consequences.
The following is a summary of the material United States federal income tax consequences to United States Holders (as defined below) and non-United States Holders (as defined below) whose shares are tendered and accepted for payment pursuant to the Offer or whose shares are converted into the right to receive cash in the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to the Offer or the Merger or to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty or any tax consequences (e.g., estate or gift tax) other than United States federal income taxation, and does not address any aspect of the U.S. Medicare tax under Section 1411 of the Code. This summary applies only to holders that hold their Shares held as “capital assets” (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)), and does not address tax considerations applicable to any holder of Shares that may be subject to special tax rules, including, without limitation:
•	a bank or other financial institution;
•	a tax-exempt entity;
•	a retirement plan or other tax-deferred account;
•	a partnership or other entity treated as pass-through for U.S. federal income tax purposes (or an investor or partner in a partnership or other pass-through entity that holds Shares);
•	an insurance company;
•	a mutual fund;
•	a dealer or broker in stocks, securities, currencies, or notional principal contracts;
•	a trader in securities that elects mark-to-market treatment;
•	a regulated investment company;
•	a real estate investment trust;
•	a person who acquired Shares through the exercise of employee stock options, or in other compensatory transactions or who holds Shares that are subject to vesting restrictions;
•	a person that has a functional currency other than the United States dollar;
•	a corporation that accumulates earnings to avoid U.S. federal income tax;
•	a government organization;
•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion, “synthetic security” or other integrated or risk reduction transaction;
•	a person that purchases or sells Shares as part of a wash sale;
•	a person who owns or owned (actually or constructively) 5% or more of our Shares (by vote or value) at any time during the five-year period ending on the date of sale (or, if applicable, the Merger);
•	a person subject to the alternative minimum tax provisions of the Code;
•	a “controlled foreign corporation”;
•	a “passive foreign investment company”;

•	a United States expatriate or certain former citizens or long-term residents of the United States;
•	any person who owns actually or constructively owns an equity interest in Parent or the Surviving Corporation; or
•
a holder of Shares that is required to accelerate the recognition of any item of gross income with respect to the Shares as a result of that income being recognized on an applicable financial statement.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares are urged to consult their tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.
This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative and judicial interpretations thereof, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. No ruling has been or will be sought from the IRS regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those discussed below.
The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a United States Holder (as defined below) or non-United States Holder (as defined below) of Shares and does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares are urged to consult their tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.
United States Holders.
For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares
The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or the Merger generally will recognize gain or loss, if any, equal to the difference between the amount of cash received and the United States Holder’s adjusted tax basis in such Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if such United States Holder has held its Shares for more than one year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders generally is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.
Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally are subject to information reporting and may be subject to backup withholding tax at the applicable rate (currently, 24%) unless the United States Holder provides a valid TIN and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder is urged to complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary and Paying Agent, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”
Non-United States Holders.
The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes).
Payments with Respect to Shares.
Subject to the discussion under “Information Reporting and Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or the Merger generally will be exempt from United States federal income tax unless:
•	such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met;
•
the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States); or

•	the Shares constitute a United States real property interest by reason of CEMI’s status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
A non-United States Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.
A non-United States Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-United States Holder is a corporation whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such gain.
Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its real property interests and its other assets used or held for use in a trade or business. CEMI believes that it is not, and does not anticipate becoming, a USRPHC before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Even if CEMI were treated as a USRPCH, such treatment will not cause gain realized by a non-United States Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the non-United States Holder owned, directly, indirectly and constructively, no more than 5% of the Shares at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the non-United States Holder’s holding period and (2) the Shares are regularly traded on an established securities market.
Non-U.S. Holders are urged to consult their tax advisors with respect to the application of the foregoing rules to their receipt of cash for Shares pursuant to the Offer or the Merger.

Information Reporting and Backup Withholding.
Proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger generally are subject to information reporting. A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary and Paying Agent. Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS. Each non-United States Holder are urged to complete, sign and provide to the Depositary and Paying Agent an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent.
THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR STOCKHOLDERS. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO YOU OF TENDERING SHARES FOR CASH IN THE OFFER OR EXCHANGING SHARES FOR CASH PURSUANT TO THE MERGER IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-UNITED STATES OR OTHER LAWS.
6.	Price Range of Shares; Dividends.
The Shares trade on Nasdaq under the symbol “CEMI”. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share as reported on Nasdaq since January 1, 2021.
	High	Low
Fiscal Year Ending December 31, 2023:
First Quarter to Date (January 1, 2023 through February 13, 2023)	$0.46	$0.21
Fiscal Year Ended December 31, 2022:
First Quarter (January 1, 2022 through March 31, 2022)	$1.25	$0.65
Second Quarter To Date (April 1, 2022 through June 30, 2022)	$0.85	$0.42
Third Quarter (July 1, 2022 through September 30, 2022)	$1.24	$0.33
Fourth Quarter (October 1, 2022 through December 31, 2022)	$0.44	$0.19
Fiscal Year Ended December 31, 2021:
First Quarter (January 1, 2021 through March 31, 2021)	$8.75	$3.33
Second Quarter (April 1, 2021 through June 30, 2021)	$6.25	$2.81
Third Quarter (July 1, 2021 through September 30, 2021)	$7.34	$2.06
Fourth Quarter (October 1, 2021 through December 31, 2021)	$2.55	$1.08
On January 30, 2023, the last full trading day before Parent and CEMI announced that they had entered into the Merger Agreement, the closing price of the Shares reported on Nasdaq was approximately $0.36 per Share; therefore, the Offer Price of $0.45 per Share represents a premium of approximately 27% over such price. On February 13, 2023, the last full trading day prior to the commencement of this Offer, the closing price of the Shares reported on Nasdaq was $0.44 per Share.
Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.
Historically, CEMI has not declared or paid any cash dividends on the Shares and does not anticipate paying any cash dividends in the near future. Furthermore, the Merger Agreement provides that from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, CEMI will not establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock (other than dividends or distributions paid in cash from a direct or indirect wholly-owned subsidiary of CEMI to CEMI or another direct or indirect wholly-owned subsidiary of CEMI).

7.	Certain Information Concerning CEMI.
Except as specifically set forth herein, the information concerning CEMI contained in this Offer to Purchase has been taken from, or is based upon, information furnished by CEMI or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to CEMI’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.
General. The following description of CEMI and its business has been taken from CEMI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, and is qualified in its entirety by reference to such Quarterly Report on Form 10-Q.
CEMI and its subsidiaries develop and commercialize point-of-care diagnostic tests used for the rapid detection and diagnosis of infectious diseases, including sexually transmitted disease, insect vector and tropical disease, COVID-19, and other viral and bacterial infections, enabling expedited treatment. CEMI’s product portfolio is based upon its proprietary DPP technology, a diagnostic platform that provides high-quality, cost-effective results in 15 to 20 minutes using fingertip blood, nasal swabs, and other sample types. The DPP technology platform addresses the rapid diagnostic test market, which includes infectious diseases such as sexually transmitted infections and HIV, Gastroenterology and Women’s Health. CEMI targets the market for rapid diagnostic test solutions for infectious diseases, which is driven by the high prevalence of infectious diseases globally, an increase in the geriatric population, growing demand for rapid test results, and advancements in multiplexing. CEMI has a broad portfolio of infectious disease products, which prior to 2020 were focused principally on sexually transmitted disease and fever and tropical disease. In February 2020, CEMI began the process of shifting substantially all of its resources to seek to leverage the DPP technology platform to address the acute and escalating need for diagnostic testing for COVID-19. CEMI is continuing to pursue: (i) an emergency use authorization (“EUA”), from the U.S. Food and Drug Administration (the “FDA”), as well as 510(k) clearance from the FDA, for the DPP SARS-CoV-2 Antigen test system; (ii) an EUA from the FDA for the DPP Respiratory Antigen Panel; and (iii) a Clinical Laboratory Improvement Amendment (“CLIA”), waiver from the FDA for the DPP HIV-Syphilis test system. DPP is a registered trademark of CEMI. For convenience, this trademark appears in this Offer to Purchase without ® and ™ symbols, but such references are not intended to indicate, in any way, that CEMI will not assert, to the fullest extent under applicable law, its rights to the trademark.
CEMI’s principal executive offices are located at 3661 Horseblock Road, Medford NY 11763 and its telephone number is 631-924-1135.
Available Information. The Shares are registered under the Exchange Act. Accordingly, CEMI is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning CEMI’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of CEMI’s securities, any material interests of such persons in transactions with CEMI and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available on www.sec.gov.
CEMI’s Financial Projections. CEMI provided Parent with certain internal financial projections as described in CEMI’s Schedule 14D-9, which will be filed with the SEC on or about February 14, 2023, and mailed to CEMI’s stockholders together with the mailing of this Offer to Purchase and the Letter of Transmittal.
8.	Certain Information Concerning Parent and Purchaser.
Purchaser is a Nevada corporation, Biosynex Holdings U.S., Inc. (“Holdco”) is a Delaware corporation, and Parent is a French société anonyme. The principal office for each of Parent, Holdco and Purchaser is located at 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France and the telephone number of these entities is +33 (0)6 70 86 00 15. Purchaser and Holdco were formed for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the structuring and negotiation of the Merger Agreement, the Offer and the Merger. The principal business of Parent is the design, manufacture and distribution of Rapid Diagnostic Tests (RDTs) as well as diagnostic equipment for healthcare professionals and the general public, aiming to improve patient care through rapid results and ease of use.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of Parent, Purchaser, Holdco and certain other information are set forth in Schedule I to this Offer to Purchase.
Except as otherwise described in this Offer to Purchase, (i) neither Parent, Holdco nor Purchaser nor, to the best knowledge of Parent, Holdco or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, Holdco or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) neither Parent, Holdco nor Purchaser, nor, to the best knowledge of Parent, Holdco or Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.
Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, and other than the Confidentiality Agreement, dated May 25, 2022, by and between CEMI and Parent (the “Confidentiality and Non-Disclosure Agreement”), none of Parent, Holdco, Purchaser, or their subsidiaries, nor, to the best knowledge of Parent, Holdco or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with CEMI or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, neither Parent, Holdco nor Purchaser nor, to the best knowledge of Parent, Holdco or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of CEMI, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
Except as set forth in this Offer to Purchase, neither Parent, Holdco nor Purchaser nor, to the best knowledge of Parent, Holdco or Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with CEMI or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent, Holdco or Purchaser or any of their respective subsidiaries or, to the best knowledge of Parent, Holdco or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CEMI or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of CEMI’s securities, an election of CEMI’s directors or a sale or other transfer of a material amount of CEMI’s assets during the past two years.
None of the persons listed in Schedule I has, to the knowledge of Parent, Holdco or Purchaser, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent, Holdco or Purchaser, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto are available to the public on the SEC’s internet site (http://www.sec.gov).
9.	Source and Amount of Funds.
Purchaser estimates that it will need up to approximately $17.2 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Offer and to pay certain related fees and expenses at the Closing of the Transactions and approximately $18.8 million to complete payment in full of all principal, accrued and unpaid interest, fees and other amounts outstanding under the Credit Facilities, which is required to be repaid at the Closing of the Transactions. Parent and Purchaser expect to finance the Offer, the Merger, and any fees, costs and expenses through a combination of Parent’s available cash on hand and short-term financing.
The obligations of Parent and Purchaser under the Merger Agreement are not conditioned upon Parent’s or Purchaser’s ability to obtain financing to consummate the Offer, the Merger and the other Transactions. Parent and

Purchaser have represented to CEMI that Parent and Purchaser will have sufficient funds for the satisfaction of all of their obligations under the Merger Agreement, including the payment of the aggregate Offer Price, the aggregate Merger Consideration (as defined below) and to pay all related fees and expenses required to be paid by Parent or Purchaser pursuant to the terms of the Merger Agreement.
The Purchaser does not think that its or its Parent’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the consideration offered in the Offer consists solely of cash, (ii) the Offer is being made for all issued and outstanding Shares, (iii) upon consummation of the Offer, subject to the satisfaction or waiver of the Offer Conditions, Purchaser has agreed to acquire all remaining Shares for the same cash price in the Merger, (iv) the Offer is not subject to any financing condition, and (v) Purchaser and Parent have all of the financial resources sufficient to finance the Offer and the Merger.
10.	Background of the Offer; Past Contacts or Negotiations with CEMI.
Background of the Merger Agreement
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the CEMI Board, members of CEMI management or the representatives of CEMI and other parties.
The CEMI Board, with the assistance of CEMI’s senior management and CEMI’s advisors, regularly reviews CEMI’s business, operations, financial performance and strategic direction for the purpose of increasing stockholder value. As part of this on-going review, the CEMI Board considers CEMI’s long-term strategies and plans, changes in the industry and markets in which CEMI operates, economic and other market conditions, execution opportunities and risks, potential strategic alternatives, including business combination, acquisition, divestiture, partnership and collaboration opportunities, and financial alternatives in light of developments in CEMI’s business. Over the past several years and in particular since the onset of the COVID-19 pandemic, the CEMI Board’s review has focused on CEMI’s shifts in its strategic focus, its significant losses from operations, its liquidity and financing needs, the pending maturity of its indebtedness, and the lack of meaningful debt or equity financing alternatives.
On September 3, 2019, CEMI entered into the Credit Facilities with Perceptive Credit Holdings II, LP (“Perceptive”). The Credit Facilities provided for a $20.0 million senior secured term loan credit facility which was fully drawn on September 4, 2019.
Prior to February 2020, CEMI’s business focus was manufacturing and selling point-of-care diagnostic products for the detection and diagnosis of a variety of infectious diseases, including HIV, syphilis and Zika. In February 2020, CEMI began the process of shifting substantially all of its resources to address the acute and escalating need for diagnostic testing for COVID-19. By March 2020, CEMI had developed, and begun to manufacture for commercialization, the DPP COVID-19 System, which consisted of CEMI’s new serological test for COVID-19 and its Micro Reader analyzer.
On March 16, 2020, CEMI announced the hiring of Richard L. Eberly as CEMI’s new chief executive officer. John M. Sperzel III, CEMI’s prior chief executive officer, had resigned from this position on January 9, 2020.
On April 15, 2020, CEMI received an Emergency Use Authorization (“EUA”) from the FDA for its DPP COVID-19 System. CEMI began to sell the DPP COVID-19 System in the United States pursuant to the EUA.
On May 4, 2020, CEMI issued a press release in which it reported revenues of approximately $6.9 million and a net loss of approximately $5.0 million for the three months ended March 31, 2020.
On May 11, 2020, CEMI announced the closing of a public offering of 2,619,593 shares of its common stock for total proceeds of approximately $30.8 million (the “2020 Public Offering”). CEMI used such proceeds to support the refocus of its business strategy, including the manufacturing and further commercialization of its DPP COVID-19 System, expanding its sales force to support growth, increasing its manufacturing capacity and for other general corporate purposes.
On June 16, 2020, the FDA revoked the EUA for CEMI’s DPP COVID-19 System (the “FDA Revocation”). Beginning with the FDA Revocation, CEMI has experienced market, clinical trial and regulatory complications and has also incurred significant expenses in connection with legal matters.
On June 26, 2020, CEMI received a waiver from Perceptive of the minimum total revenue covenant contained in the Credit Facilities with respect to the four fiscal quarters ended June 30, 2020.

From June to August 2020, four purported securities class-action lawsuits were filed in the United States District Court for the Eastern District of New York by alleged stockholders of CEMI: (i) Sergey Chernysh v. Chembio Diagnostics, Inc., Richard L. Eberly, and Gail S. Page, filed on June 18, 2020; (ii) James Gowen v. Chembio Diagnostics, Inc., Richard L. Eberly, and Gail S. Page, filed on June 22, 2020; (iii) Anthony Bailey v. Chembio Diagnostics, Inc. Richard J. Eberly, Gail S. Page, and Neil A. Goldman, filed on July 3, 2020; and (iv) Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., and Special Situations Private Equity Fund, L.P. v. Chembio Diagnostics, Inc., Richard Eberly, Gail S. Page, Robert W. Baird & Co. Inc. and Dougherty & Company LLC, filed August 17, 2020.
The plaintiffs in each of the above cases alleged claims under Section 10(b) of the Exchange Act, Rule 10b-5 thereunder and Section 20(a) of the Exchange Act. Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P. (collectively, the “Special Situations Funds”) also asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended (the “Securities Act”) relating to the 2020 Public Offering.
By order entered December 29, 2020, the cases were consolidated and the Special Situations Funds and Municipal Employees' Retirement System of Michigan were appointed as co-lead plaintiffs and their respective counsel were appointed as co-lead counsel. The consolidated cases are pending under the caption “In re Chembio Diagnostics, Inc. Securities Litigation” (collectively the “Securities Litigation”).
The plaintiffs in the Securities Litigation alleged that CEMI made false and misleading statements and omissions concerning the performance of the DPP COVID-19 System, as well as an asserted failure to timely disclose that the EUA was at an increased risk of being revoked. On July 9, 2020, CEMI received a subpoena from the SEC seeking the production of documents in connection with an investigation into certain statements made by CEMI during the 2020 Public Offering in light of the FDA Revocation (the “SEC Investigation”).
On August 6, 2020, CEMI issued a press release in which it reported total revenues of approximately $12.0 million and a net loss of approximately $12.8 million for the six months ended June 30, 2020.
On September 11, 2020, a putative stockholder derivative action captioned Karen Wong, derivatively on behalf of Chembio Diagnostics Inc., Plaintiff v. Richard L. Eberly, Gail S. Page, Neil A. Goldman, Javan Esfandiari, Katherine L. Davis, Mary Lake Polan and John G. Potthoff, Defendants, and Chembio Diagnostics, Inc., Nominal Defendant (the “Wong Complaint”) was filed purportedly on behalf of CEMI in the United States District Court for the Eastern District of New York. The Wong Complaint purports to assert a claim for violation of Section 14(a) of the Exchange Act and Rule 14a-9 thereunder based on ostensibly false and misleading statements and omissions concerning CEMI’s COVID-19 test in the proxy statement disseminated in advance of its 2020 Annual Meeting of Stockholders. The Wong Complaint also asserts claims against the individual defendants for purported breaches of fiduciary duties owed to CEMI, as well as unjust enrichment.
On November 2, 2020, CEMI received a waiver from Perceptive of the minimum total revenue covenant contained in the Credit Facilities with respect to the four fiscal quarters ended September 30, 2020.
On November 5, 2020, CEMI issued a press release in which it reported revenues of approximately $22.2 million and a net loss of approximately $18.4 million for the nine months ended September 30, 2020.
On March 11, 2021, CEMI issued a press release in which it reported revenues of approximately $32.5 million and a net loss of approximately $25.5 million for the year ended December 31, 2020.
On March 19, 2021, Mr. Sperzel filed a complaint in the United States District Court for the Eastern District of New York alleging CEMI wrongly refused to allow Mr. Sperzel to exercise certain stock option awards after his resignation as chief executive officer of CEMI (the “CEO Litigation”).
On April 9, 2021, the CEMI Board and senior management met to discuss CEMI’s deteriorating financial performance and potential liquidity issues. CEMI’s outside legal counsel, K&L Gates LLP (“K&L Gates”), updated the CEMI Board on developments in the Securities Litigation. Mr. Eberly and Neil A. Goldman (CEMI’s chief financial officer at the time) provided the CEMI Board with a report regarding anticipated compliance with financial covenants contained in the Credit Facilities. Messrs. Eberly and Goldman discussed various options to raise capital for CEMI, including through an at-the-market (“ATM”) offering.
On April 15, 2021, CEMI received a subpoena from the SEC seeking additional documents related to the SEC Investigation.

On May 4, 2021, the CEMI Board and senior management met to have additional discussions regarding CEMI’s financial performance and liquidity issues. Messrs. Eberly and Goldman reviewed CEMI’s financial results for the first quarter of 2021 and discussed the legal fees that had been incurred by CEMI since early 2020. Messrs. Eberly and Goldman provided the CEMI Board with a further update regarding anticipated compliance with the financial covenants contained in the Credit Facilities.
On May 6, 2021, CEMI issued a press release in which it reported revenues of approximately $8.7 million and a net loss of approximately $4.5 million for the three months ended March 31, 2021.
On May 14, 2021, the CEMI Board and senior management met to discuss the engagement of a financial advisor to assist CEMI in reviewing alternatives to address its deteriorating financial performance and increasing liquidity concerns. After discussion, the CEMI Board approved CEMI management engaging a financial advisor.
On May 16, 2021, CEMI engaged RPA Advisors, LLC (“RPA”) as CEMI’s financial advisor to develop a cash flow forecast, assist in effectuating cost reductions and liquidity enhancement initiatives, participate in discussions with Perceptive, and assist on other items as requested and agreed by RPA and CEMI. Over the next several weeks, RPA reviewed financial information for CEMI and prepared financial models that indicated CEMI would potentially face a serious liquidity crisis by the end of the third quarter.
On May 28, 2021, the CEMI Board and senior management met to discuss CEMI’s financial performance during the current quarter and reviewed issues related to the Credit Facilities and CEMI’s liquidity. Messrs. Eberly and Goldman also updated the CEMI Board on the status of discussions with CEMI’s insurance carriers related to the ongoing Securities Litigation and the Wong Complaint.
On June 18, 2021, the CEMI Board and senior management met to discuss the Credit Facilities and CEMI’s operating performance and liquidity needs with representatives from K&L Gates and RPA present. During the meeting, RPA presented the two financial models to the CEMI Board and recommended the CEMI Board consider strategic alternatives, including a private or public financing of equity or debt, a strategic investment, a sale transaction, or a potential bankruptcy proceeding. Given CEMI’s operating performance and liquidity needs, the CEMI Board determined that CEMI should contact Perceptive immediately and attempt to secure additional financing.
On June 28, 2021, the CEMI Board and senior management met with representatives from K&L Gates and RPA. Mr. Eberly indicated Perceptive had declined requests to provide additional financing to CEMI and suggested CEMI consider strategic transactions to address CEMI’s liquidity issues. During this board meeting, the CEMI Board approved the retention of Craig-Hallum as an advisor to assist CEMI in identifying and evaluating potential strategic alternatives.
On June 29, 2021, the CEMI Board and senior management again met with representatives from K&L Gates and RPA. Mr. Eberly informed the CEMI Board that CEMI had met with Craig-Hallum to discuss CEMI’s financial challenges. Mr. Eberly discussed Craig-Hallum’s proposal to institute an ATM program. The CEMI Board also discussed the desirability and feasibility of other strategic alternatives including a PIPE transaction, a sale of CEMI or a potential bankruptcy proceeding. After discussion of these options, the CEMI Board decided to proceed with an ATM program.
During July 2021, the CEMI Board met with representatives from Craig-Hallum, RPA and K&L Gates to discuss implementing an ATM program to address CEMI’s liquidity needs. On July 16, 2021, the CEMI Board authorized an ATM program with a total offering size of up to $60.0 million. On July 19, 2021, CEMI entered into an ATM Offering Agreement with Craig-Hallum for the sale of up to an aggregate of $60.0 million of shares of CEMI’s common stock (the “ATM Program”). CEMI raised net proceeds of approximately $38.8 million through the sale of 9,709,328 shares of common stock under the ATM Program during the quarter ended September 30, 2021.
On August 5, 2021, CEMI issued a press release in which it reported revenues of approximately $15.2 million and a net loss of approximately $13.6 million for the six months ended June 30, 2021.
On November 4, 2021, CEMI issued a press release in which it reported revenues of approximately $27.2 million and a net loss of approximately $20.0 million for the nine months ended September 30, 2021.
Effective November 5, 2021, Mr. Goldman resigned from his position as chief financial officer of CEMI.
Effective January 5, 2022, CEMI hired Lawrence J. Steenvoorden to serve as CEMI’s new chief financial officer.

On February 23, 2022, the court issued its opinion and order (the “Order”) on CEMI’s motion to dismiss the Securities Litigation. In its Oder, the court (i) dismissed the Securities Act Sections 11 and 12(a)(2) claims without prejudice as to all defendants named in those claims with leave to replead, except for Robert W. Baird & Co. Inc. and Dougherty & Company LLC, as to which the claims were not dismissed; (ii) dismissed the claims under Exchange Act Section 10(b) and Rule 10b-5 with prejudice and denied leave to replead those claims; and (iii) dismissed the Section 15 of the Securities Act and Section 20 of the Exchange Act claims.
On March 3, 2022, CEMI issued a press release in which it reported revenues of approximately $47.8 million and a net loss of approximately $33.9 million for the fiscal year ended December 31, 2021.
On March 9, 2022, the plaintiffs in the Securities Litigation filed a motion for partial reconsideration of this Order. In their motion, plaintiffs requested that the court reconsider and reverse its dismissal of the claims.
On March 31, 2022, a second putative stockholder derivative action captioned Michelle Chen, derivatively on behalf of Chembio Diagnostics, Inc., Plaintiff v. Richard L. Eberly, Gail S. Page, Neil A. Goldman, Javan Esfandiari, Katherine L. Davis, Mary Lake Polan and John G. Potthoff, Defendants, and Chembio Diagnostics, Inc., Nominal Defendant (the “Chen Complaint”) was filed purportedly on behalf of CEMI in the Supreme Court for the State of New York, County of Suffolk. The Chen Complaint purports to assert a claim for breach of fiduciary duty against the defendants based on ostensibly false and misleading statements and omissions concerning CEMI’s COVID-19 test, which it alleges led to the filing of the Securities Litigation (the Chen Complaint together with the Wong Complaint, the “Derivative Litigation”).
On April 5, 2022, CEMI received a deficiency letter from the Listing Qualifications Department of Nasdaq notifying it that CEMI’s common stock had traded below the $1.00 per share minimum bid price requirement for thirty consecutive business days. The letter informed CEMI that it had until October 3, 2022 to regain compliance with the minimum bid price requirement or face possible delisting.
On April 22, 2022, the CEMI Board and Mr. Steenvoorden met with a representative from Perceptive to discuss CEMI’s 2022-2025 financial plan and business strategy. Representatives from K&L Gates were also present at the meeting. The Perceptive representative and members of the CEMI Board discussed CEMI’s liquidity position and reviewed various strategic options. Following this discussion, the Perceptive representative left, and representatives from Craig-Hallum joined the meeting. Craig-Hallum provided its analysis of CEMI’s financial position, noting there was substantial doubt CEMI could generate sufficient cash flows to operate its business, service its obligations under the Credit Facilities, and ultimately repay amounts owed under the Credit Facilities when due. Craig-Hallum indicated it was unlikely CEMI would be able to find alternative capital sources to finance CEMI’s liquidity and operational needs such that CEMI could potentially be forced to pursue a bankruptcy or similar restructuring proceeding. Craig-Hallum provided the CEMI Board with a forecast of CEMI’s cash flows and presented a preliminary valuation analysis of CEMI. The Craig-Hallum representatives recommended CEMI pursue a strategic sales process in light of its operational and liquidity challenges and reviewed a list of potential acquirers. After presenting their recommendations, the Craig-Hallum representatives left the meeting and the CEMI Board decided to have Craig-Hallum begin the process of pursuing a potential sale or other strategic transaction (such process is referred to hereinafter as “Project Cheetah”).
On May 5, 2022, CEMI issued a press release in which it reported revenues of approximately $18.8 million and a net loss of approximately $8.8 million for the three months ended March 31, 2022.
During May 2022, Craig-Hallum engaged in a broad outreach to potential strategic partners for CEMI that Craig-Hallum viewed as most likely to be interested in and able to engage in a possible strategic transaction as a result of their ability to realize significant cost savings and synergies. Mr. Eberly solicited input from and provided the members of the CEMI Board and the Business Strategy Committee of the CEMI Board (the “Strategic Committee”) with periodic updates regarding Project Cheetah throughout the process. Following Craig-Hallum’s initial outreach, CEMI entered into confidentiality and non-disclosure agreements (“NDAs”) with three potential acquirers on May 25, 2022, including Parent. Each such NDA, as well as the NDAs entered into throughout the rest of 2022 contained so called “don’t ask, don’t waive” provisions. The standstill provisions (including the “don’t ask, don’t waive” clauses) in all NDAs terminated pursuant to their terms upon the execution and delivery of the Merger Agreement.
On June 2, 2022, the Strategic Committee and Mr. Steenvoorden held a telephonic meeting with representatives from Craig-Hallum and K&L Gates to discuss updates on Project Cheetah. The Craig-Hallum representatives noted

Craig-Hallum had contacted 65 parties to that point, six of these parties had executed NDAs, ten were reviewing and negotiating NDAs, and eight had passed before reviewing details of the potential transaction. Later that day, CEMI and a potential acquirer (“Party A”) entered into an NDA related to a potential strategic transaction.
On June 10, 2022, the CEMI Board and Mr. Steenvoorden met with representatives from K&L Gates and discussed the current status of Project Cheetah. Mr. Eberly shared feedback from Craig-Hallum on the sales process, noting Project Cheetah had not yet resulted in serious interest from any parties. Given the lack of progress of Project Cheetah, CEMI’s management informed the CEMI Board that it had contacted Perceptive to discuss a potential restructuring of the Credit Facilities to address the mounting liquidity concerns in light of the continued losses from operations that were reducing CEMI’s cash balances, but Perceptive had rejected any restructuring of the Credit Facilities.
On June 13, 2022, Perceptive provided a letter to the CEMI Board expressing its concerns about the financial performance of CEMI and CEMI’s future viability. The letter reiterated that Perceptive would not agree to an extension or modification of the payments due under the Credit Facilities.
On June 15, 2022, the Strategic Committee met with representatives of Craig-Hallum and K&L Gates to discuss Project Cheetah. The representatives from Craig-Hallum noted they had reached out to 78 parties, 13 had executed NDAs, and 19 had passed on the transaction. Given that no parties in the Project Cheetah process were expressing serious interest, the representatives from Craig-Hallum presented the Strategic Committee with information regarding a potential equity offering to address CEMI’s liquidity challenges in light of Perceptive’s unwillingness to modify or restructure the terms of the Credit Facilities. The Craig-Hallum representatives indicated that an equity offering would likely need to generate more than $40.0 million in proceeds to be successful, and investors would likely require CEMI repay all amounts owed under the Credit Facilities. Craig-Hallum also recommended that CEMI consider resuming sales of common stock under the ATM Program.
During the week of June 20, 2022, members of CEMI’s management met with senior management from Parent to discuss a possible transaction between the two companies. The parties discussed the benefits of a potential business combination including increased opportunity to sell the companies’ products in the United States and European Union and an improved ability to develop products for both markets. The representatives from CEMI and Parent discussed potential synergies between the two companies, including eliminating CEMI’s public company operating costs.
On June 23, 2022, representatives from Craig-Hallum provided the Strategic Committee and representatives from K&L Gates with an update on Project Cheetah. Craig-Hallum indicated that they had reached out to 78 parties, 11 had executed NDAs, 27 had passed on the transaction, and three parties had begun preliminary due diligence.
During the week of June 27, 2022, members of CEMI’s management met with Parent to discuss further the operational benefits associated with a potential transaction.
On July 8, 2022, the CEMI Board and Mr. Steenvorden met with representatives of K&L Gates to consider and discuss each of the corporate governance reforms proposed by the plaintiffs in the Derivative Litigation.
On July 14, 2022, all parties to the Securities Litigation and Derivative Litigation participated in a mediation. The mediation was adjourned without an agreement to resolve the Securities Litigation or the Derivative Litigation, but the parties continued to discuss a potential negotiated resolution with the mediator's assistance.
On July 19, 2022, Craig-Hallum provided the Strategic Committee with an update on Project Cheetah. The Craig-Hallum representatives noted they had reached out to approximately 80 parties and eight parties were either actively reviewing the confidential information presentation, scheduling a meeting to discuss a potential transaction, or engaging in preliminary due diligence discussions. Craig-Hallum informed the Strategic Committee that Parent was not interested in pursuing an acquisition of CEMI but was preliminarily considering a potential purchase of or investment in Chembio Germany GmbH, CEMI’s wholly-owned German subsidiary (“Chembio Germany”), and a license agreement for CEMI’s DPP technology. Craig-Hallum also indicated the CEO of an entity with which CEMI had engaged in commercial transactions in the past was scheduled to visit CEMI’s facilities in the first week of August to discuss a potential transaction. Such CEO was interested in forming and leading an investor group that could potentially pursue a strategic transaction with CEMI, and he was not acting on behalf of the entity of which he is CEO. Such CEO and his potential investor group are referred to herein as “Party B”. Craig-Hallum also presented the Strategic Committee with an update on its views regarding a potential equity offering in the event the Project Cheetah process did not result in a strategic transaction.

On July 21, 2022, the court denied the Securities Litigation plaintiffs’ motion for partial reconsideration of the Order.
On July 26, 2022, the Securities Litigation plaintiffs filed their second consolidated amended complaint, which purports to allege three counts under the Securities Act on behalf of the plaintiffs for alleged violations of Sections 11, 12, and 15 of the Securities Act. In their second consolidated amended complaint, the plaintiffs sought an award of damages in an amount to be proven at trial, as well as an award of reasonable costs and expenses, including counsel fees and expert fees, and such other relief as the court deemed just and proper. The plaintiffs also sought rescission or a recessionary measure of damages for the alleged violation of Section 12 of the Securities Act.
On July 29, 2022, CEMI’s senior management had a call with Party B to discuss a potential acquisition of or strategic investment with CEMI. Later that week, on August 1 and 2, 2022, CEMI’s senior management had additional meetings with Party B, and the representative of Party B noted that any interest was contingent on forming an investor group to gather the capital necessary to pursue a transaction.
On August 4, 2022, CEMI issued a press release in which it reported revenues of approximately $28.0 million and a net loss of approximately $15.7 million for the six months ended June 30, 2022.
Later that day, Messrs. Eberly and Steenvoorden updated the CEMI Board on the current status of Project Cheetah, including the recent visit and discussions with the leader of Party B. The CEMI Board reviewed CEMI’s financial covenants under the Credit Facilities and discussed concerns regarding CEMI’s liquidity in light of the continued losses from operations, decrease in cash balances, and Perceptive’s unwillingness to modify or restructure the terms of the Credit Facilities. Mr. Eberly noted CEMI was in preliminary discussions with four potential parties with respect to a strategic transaction, including the possible sale of Chembio Germany to Parent, but all such discussions were extremely early, none had progressed meaningfully, and there was significant uncertainty whether any would ever move forward. Mr. Eberly informed the CEMI Board that management was considering a potential underwritten equity offering in light of CEMI’s operational challenges and liquidity concerns. The CEMI Board determined to proceed with the initial preparations for an equity offering given that it appeared increasingly unlikely that the Project Cheetah process would result in a strategic transaction.
After filing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 on August 5, 2022 and consultation with Craig-Hallum, CEMI resumed sales of its common stock under the ATM Program. CEMI disclosed in such Form 10-Q its review of strategic alternatives, including a potential sale or merger transaction, and the retention of Craig-Hallum as its financial advisor to assist in such review. CEMI raised approximately $4.0 million after such date and through early October 2022 as a result of sales under the ATM Program.
On August 15, 2022, the plaintiffs in the Derivative Litigation reached an agreement in principle with the defendants (including CEMI) on the terms of a proposed settlement of both actions, other than with respect to the maximum amount of attorneys’ fees plaintiffs could request the court to approve, which is reflected in a signed Memorandum of Understanding (the “MOU”). The MOU provided that the settlement was conditioned upon the negotiation and execution of settlement document acceptable to the parties in the Derivative Litigation, as well as preliminary and final court approval of the settlement. The MOU contemplated the adoption of certain corporate governance measures after the issuance of a final court order approving the settlement of the Derivative Litigation unless CEMI underwent a “Fundamental Transaction” (including a merger or similar transaction), in which case CEMI or other surviving entity would not be bound to adhere to the measures. The agreement in principle did not entail any monetary compensation or payment other than the derivative plaintiffs’ attorneys’ fees not exceeding an amount to be negotiated, and subject to court approval.
On August 26, 2022, the CEMI Board met with senior management and representatives of K&L Gates to discuss the current status of Project Cheetah. Mr. Eberly informed the CEMI Board that Party B was not in a position to pursue a transaction and Parent continued to be interested only in the acquisition of Chembio Germany or a potential licensing arrangement. Mr. Eberly noted there were no other active discussions regarding a strategic transaction and it appeared highly unlikely that Project Cheetah would result in a strategic transaction. Mr. Eberly discussed a potential equity offering as a means to ensure CEMI could repay its obligations under the Credit Facilities and have sufficient liquidity to complete its strategic plan to transform CEMI’s business. Given the substantial uncertainty facing CEMI, representatives from K&L Gates also reviewed with the CEMI Board potential bankruptcy and restructuring alternatives.

Later on August 26, 2022, CEMI and the other parties to the Securities Litigation reached an agreement in principle on the financial terms of a proposed settlement of all claims that were asserted, or could have been asserted, against all defendants in the case. The agreement in principle to settle contemplates an $8.1 million payment on behalf of the defendants, approximately $209,000 of which is to be paid by CEMI with the remainder being funded by certain of CEMI’s insurers.
On August 30, 2022, the CEMI Board and Mr. Steenvoorden met with representatives from K&L Gates in attendance. Mr. Steenvoorden presented the CEMI Board with management’s 2023-2025 Strategic Plan and management’s plans to address CEMI’s liquidity concerns. Mr. Steenvoorden discussed reducing headcount and pursuing an underwritten public offering through Craig-Hallum of common stock, warrants and pre-funded warrants. The 2023-2025 Strategic Plan was premised upon CEMI raising $25.0 million through a public offering to fund the shift in its business strategy and to repay amounts owed under the Credit Facilities. In light of there being no other meaningful debt or equity financing alternatives available to CEMI, the CEMI Board authorized management to pursue an underwritten public offering of common stock, warrants and pre-funded warrants led by Craig-Hallum (the “Proposed 2022 Public Offering”). The CEMI Board constituted a pricing committee consisting of Messrs. Bespalko, Eberly and Potthoff to oversee and approve the specific terms of the Proposed 2022 Public Offering (the “Pricing Committee”).
On August 31, 2022, Craig-Hallum and its outside legal counsel Ellenoff Grossman & Schole LLP (“EGS”) began updating their due diligence investigation of CEMI for the Proposed 2022 Public Offering, including discussions with CEMI’s auditor Ernst & Young LLP and CEMI’s counsel regarding ongoing litigation matters.
After market close on September 7, 2022, CEMI filed a registration statement on Form S-1 in connection with the Proposed 2022 Public Offering (the “Registration Statement”). The Registration Statement related to the proposed offer and sale of a fixed combination of shares of common stock and warrants with each share of common stock being accompanied by one warrant. The warrants would only become exercisable after CEMI’s stockholders approved a proposal to increase the number of authorized shares of common stock or effect a reverse stock split. The last reported sale price of CEMI’s common stock on The Nasdaq Capital Market on September 7, 2022 prior to filing the Registration Statement was $0.63 per share.
During the week of September 19, 2022, representatives from CEMI, K&L Gates, Craig-Hallum and EGS continued preparations for the Proposed 2022 Public Offering with the goal of filing a pre-effective amendment to the Registration Statement late that week.
On September 20, 2022, Craig-Hallum and EGS contacted CEMI and K&L Gates with a proposal to change certain proposed terms of the Proposed 2022 Public Offering in light of CEMI’s circumstances and in order to meet investor demand. Craig-Hallum recommended CEMI increase the number of warrants to be issued in the offering and include various price protection mechanisms that would reset the exercise price of the warrants if CEMI’s stock price fell or CEMI issued additional shares of common stock in the future. CEMI and representatives of Craig-Hallum continued to discuss additional terms of the offering including additional stockholder approval requirements, covenants to seek such stockholder approval, and restrictions on CEMI’s ability to issue shares of common stock prior to such stockholder approval.
On September 28, 2022, CEMI filed an amendment to the Registration Statement (the “First Amendment”) reflecting the new offering terms discussed and agreed to since the Registration Statement had been filed, including the increased warrant coverage, the additional requirement that CEMI’s stockholders approve the exercisability of the warrants under Nasdaq’s listing requirements, and a covenant to perpetually seek stockholder approval to permit exercisability of the warrants.
On September 30, 2022, Messrs. Eberly and Steenvoorden provide an update on the Proposed 2022 Public Offering to the CEMI Board. They informed the CEMI Board of the significant execution challenges, including the change in the offering terms prior to the First Amendment, a challenging macroeconomic environment, and CEMI’s declining stock price. Mr. Eberly noted that, based on current market conditions, the net proceeds from the offering would be significantly lower than expected and, even with the structural concessions, would likely be no more than $10.0 to $15.0 million.
On October 4, 2022, CEMI received notification from Nasdaq that CEMI had not regained compliance with the $1.00 minimum bid price requirement within the grace period contemplated by the April 2022 letter. CEMI was granted an additional 180-day period, or until April 3, 2023, to regain compliance or face delisting from Nasdaq.

Following additional feedback from investors and Craig-Hallum, CEMI agreed to further alter the terms of the warrants to be issued in the Proposed 2022 Public Offering to provide for additional anti-dilution adjustments and a reset of the exercise price following the effective date of a reverse stock split.
On October 7, 2022, CEMI filed a second amendment to the Registration Statement (the “Second Amendment”) reflecting the changed terms to the warrants and a new proposed offering size of $17.0 million.
On October 10, 2022, the CEMI Board had an update call with senior management and representatives from K&L Gates. Management reviewed marketing efforts, the anticipated timing of the offering, and discussed various price protections built into the latest forms of the warrants. The CEMI Board preliminarily approved the two special stockholder meetings required to approve the exercisability of the warrants and set record dates for each meeting.
On October 11, 2022, Craig-Hallum informed CEMI that due to challenging market trends and concerns over CEMI’s ability to meet its obligations under the Credit Facilities, investor interest in the Proposed 2022 Public Offering was lower than expected. In order to meet investor demand, representatives from Craig-Hallum requested CEMI agree to an additional restriction of unlimited duration prohibiting CEMI from issuing common stock until the two stockholder approvals were received and the warrants became exercisable pursuant to their terms (the “CEMI Lockup”). The Craig-Hallum representatives also informed CEMI that the size of the offering was now expected to be between $11.0 and $12.0 million.
On October 12, 2022, the Pricing Committee met with senior management and representatives from K&L Gates to discuss the proposed CEMI Lockup and their concerns that the CEMI Lockup could prevent CEMI from issuing common stock in perpetuity if CEMI’s stockholders did not approve the two stockholder proposals relating to the warrants. Management relayed concerns from Craig-Hallum that investors would not participate in the offering without the inclusion of the CEMI Lockup. The Pricing Committee discussed other matters related to the Proposed 2022 Public Offering but deferred taking any action.
On October 13, 2022, the Pricing Committee and senior management met with representatives from Craig-Hallum and K&L Gates to discuss the Proposed 2022 Public Offering. The Craig-Hallum representatives discussed both the significant concerns investors had with respect to CEMI’s liquidity and operational challenges and macroeconomics factors that were making the offering particularly challenging even if CEMI were to agree to the CEMI Lockup in addition to the various concessions related to the warrants reflected in the First Amendment and the Second Amendment. The Craig-Hallum representatives discussed a possible offering of common stock and warrants at $0.25 per share of common stock and related warrants that would result in gross proceeds of approximately $10.6 million (and the issuance of a total of approximately 42.4 million shares of common stock and warrants to purchase 53.0 million shares of common stock compared to the approximately 35.4 million shares of common stock outstanding at such time). After reviewing the significant dilution that would result in such a transaction and the risks associated with the warrants and the CEMI Lockup (including potentially being prohibited in perpetuity from issuing common stock), the Pricing Committee decided to abandon the Proposed 2022 Public Offering on the terms that had been proposed.
During the week of October 17, 2022, discussions about a potential acquisition of CEMI by Party A resumed after Messrs. Eberly and Steenvoorden reached out to Party A’s chief executive officer and chief financial officer. The parties discussed the synergies between the two companies and scheduled a due diligence session at CEMI’s Hauppauge facility on October 21 and 22, 2022.
On October 18, 2022, Mr. Eberly updated the CEMI Board about the renewed discussions with Party A. Mr. Eberly noted Party A’s chief executive officer was interested in growing and expanding into the United States and representatives from Craig-Hallum would be present for Party A’s due diligence session later in the week.
On October 20 and 21, 2022, Party A’s chief executive officer and chief financial officer visited CEMI’s Hauppauge facility and met with members of CEMI management and Craig-Hallum. During Party A’s visit, the Craig-Hallum representatives provided information about CEMI’s key products, technology and manufacturing capabilities. They also discussed the possible synergies of a business combination including providing Party A with increased access to the United States market, government grants, and estimated cost savings and synergies. The Craig-Hallum representatives also provided Party A with an overview of CEMI’s financial performance and the current balance sheet.
On October 21, 2022, members of CEMI management met with the CEMI Board to discuss the status of negotiations with Party A.

Throughout the rest of October and early November 2022, Mr. Eberly solicited input from and provided the members of the CEMI Board with periodic updates regarding the progress of the negotiations with Party A.
On October 24, 2022, CEMI received a non-binding term sheet from Party A that contemplated acquiring CEMI for an initial price per share of $0.39 payable in Party A’s publicly traded securities that would be reduced to account for a number of items, including outstanding debt under the Credit Facilities compared to CEMI’s cash and various expenses such as those with settling outstanding litigation. As a result, the actual per share price to be paid to CEMI’s stockholders in connection with such acquisition proposed by Party A would have been significantly less than $0.39 per share. The non-binding term sheet also contained a 45-day exclusivity provision.
On October 25, 2022, the CEMI Board met with representatives from K&L Gates and Craig-Hallum to discuss the non-binding term sheet received from Party A. Representatives from Craig-Hallum presented the CEMI Board with a preliminary valuation analysis, and the CEMI Board discussed the proposed non-binding term sheet and other alternatives available to CEMI including sales of common stock under the ATM Program, possibly attempting another underwritten public offering or seeking to restructure CEMI’s debt under the Credit Facilities. The CEMI Board considered that the Project Cheetah process had been thorough and Party A was the only party then expressing interest in a potential transaction. Mr. Steenvoorden also reviewed matters related to the Credit Facilities, CEMI’s continuing liquidity and operational challenges, and the likely inability to repay amounts owed under the Credit Facilities when due. After further discussion, the CEMI Board authorized management to pursue a non-binding term sheet with Party A with certain modified terms.
After the CEMI Board meeting on October 25, 2022, CEMI sent a revised non-binding term sheet to Party A that contemplated an initial price per share of $0.45 (subject to similar reductions to those originally proposed by Party A that would have resulted in the actual price per share to be significantly less than $0.45 per share) and a shortened 30-day exclusivity period.
Also on October 25, 2022, CEMI engaged in a formal mediation conference related to the CEO Litigation.
On October 28, 2022, CEMI and the parties to the Derivative Litigation reached agreement on the amount of fees ($595,000) that derivative plaintiffs’ attorneys could seek from the court without objection from CEMI.
On October 31, 2022, the CEMI Board met with members of management and K&L Gates to discuss the current status of negotiations with Party A. Mr. Steenvoorden presented an updated non-binding term sheet that contemplated an initial per share price of $0.42 (subject to reduction for a number of items, including outstanding debt under the Credit Facilities compared to CEMI’s cash and various expenses such as those with settling outstanding litigation), reflecting the result of negotiations with Party A during the prior week. Mr. Steenvoorden and the representatives from K&L Gates discussed the proposed purchase price reduction mechanics with the CEMI Board and noted that without adjustments to the purchase price, Party A was unwilling to pursue a transaction. In light of the difficulties and uncertainties facing CEMI (including the likely inability to repay amounts owed under the Credit Facilities when due), the CEMI Board authorized CEMI to finalize and enter into a non-binding term sheet with Party A, proceed with due diligence and begin negotiating a definitive merger agreement.
Beginning on November 2, 2022, Party A and its advisors participated in video conferences and calls with CEMI’s senior management and its representatives as part of Party A’s due diligence investigation. CEMI also prepared a virtual data room and provided responsive documents in connection with Party A’s due diligence investigation. On the same date, the CEMI Board met with members of management and K&L Gates to discuss the most recent updates regarding negotiations with Party A.
On November 3, 2022, CEMI issued a press release in which it reported revenues of approximately $39.2 million and a net loss of approximately $22.4 million for the nine months ended September 30, 2022.
On November 8, 2022, CEMI and Party A entered into non-binding term sheet for the acquisition of CEMI by Party A (the “Party A Non-Binding Term Sheet”) in a one step merger transaction. The Party A Non-Binding Term Sheet contemplated the acquisition of all of the outstanding shares of CEMI for an initial price of $0.42 per share to be reduced by, among other things, (i) the amount by which CEMI’s debt exceeded its cash on the closing date, (ii) the amount of its unpaid transaction expenses, (iii) the amount needed to settle the SEC Investigation, the Derivative Litigation, and the Securities Litigation (together the “CEMI Litigation”), and (iv) any “tail” director and officer insurance costs incurred by CEMI (collectively, the “Merger Consideration Reductions”). After giving effect to Merger Consideration Reductions, CEMI preliminarily estimated that CEMI’s stockholders would potentially receive between $0.20 and $0.30 per share in connection with such transaction depending upon the timing of closing and the actual amount of the Merger Consideration Reductions. The Party A Non-Binding Term Sheet also included a 30-day exclusivity period and required the final resolution of the CEMI Litigation as a condition to closing the transaction.
In connection with its entry into the Party A Non-Binding Term Sheet, CEMI engaged Ballard Spahr LLP (“Ballard Spahr”), its regular Nevada corporate counsel, to advise CEMI on Nevada law in connection with the proposed transaction with Party A.
On November 15, 2022, Party A’s outside legal counsel provided CEMI and K&L Gates with a draft merger agreement that provided for, among other things, Party A to acquire CEMI through a one-step merger pursuant to which each share of CEMI common stock would be converted into Party A’s publicly traded securities. The exchange ratio was to be based on a $0.42 per share price for CEMI’s common stock and was to be reduced by the Merger Consideration Reductions.
On November 18, 2022, Mr. Steenvoorden and representatives from K&L Gates met with senior management from Party A at Party A’s outside legal counsel’s offices in New York to discuss the transaction and the merger agreement. The parties discussed the Merger Consideration Reductions, the treatment of amounts owed under the Credit Facilities, the difficulty in obtaining final resolution of the CEMI Litigation prior to closing and various other matters. The parties discussed a potential floor price where the Merger Consideration Reductions would not reduce the merger consideration below approximately $0.34 per share. After the meeting, Party A’s chief executive officer indicated he was very concerned with respect to CEMI’s ability to obtain stockholder approval of the proposed transaction in light of its retail stockholder base and recent challenges in soliciting proxies for its annual meeting of stockholders.
On November 21, 2022, senior management from CEMI, K&L Gates, Party A and Party A’s outside counsel had a meeting with Alliance Advisors, LLC (“Alliance”), CEMI’s proxy solicitor, to discuss strategies the parties could employ to increase the likelihood of CEMI obtaining stockholder approval of the merger. After the meeting with Alliance, Party A’s chief executive officer informed CEMI that he continued to be concerned about obtaining stockholder approval and that Party A would require an alternate transaction structure as a condition to moving forward.
Throughout the week of November 21, 2022, negotiations continued between Party A and CEMI regarding a variety of transaction structures including partial asset transfers and initial licensing or commercial arrangements followed by a potential subsequent merger transaction. After consultation with K&L Gates, Ballard Spahr and Craig-Hallum, CEMI determined that such alternative structures created significant complexity, high costs, long timelines, and execution risk, and they were not to CEMI’s or its stockholders’ benefit.
On November 23, 2022, K&L Gates sent a revised draft of the merger agreement to Party A reflecting CEMI’s desire to return to the original merger transaction at a price of $0.42 per share (subject to the Merger Consideration Reductions). Later that day, Mr. Eberly updated the CEMI Board on the current status of the negotiations and noted CEMI had given Party A one week to resume negotiations on the original terms.
During the week of November 28, 2022, Party A advised CEMI that it would not pursue an one-step merger transaction as originally contemplated and continued to demand alternate structures including a potential product licensing agreement, contract manufacturing relationship, research and development collaboration agreement or other commercial arrangements followed by a potential subsequent merger transaction.
On December 5, 2022, the parties to the Wong Complaint advised the court that the parties had reached a settlement in principle of the claims in the Wong Complaint as well as in the related Chen Complaint and requested that the court stay the Wong action to allow the parties sufficient time to finish negotiating the settlement documentation and obtain settlement approval from the state court in the Chen action. The court granted the parties’ request that same day.
On December 8, 2022, following the expiration of CEMI’s exclusivity agreement with Party A, CEMI’s senior management contacted Parent to discuss a potential strategic transaction involving CEMI. Party A and CEMI continued discussions the week of December 5, 2022 and early the week of December 12, 2022 regarding various transaction structures given Party A’s continuing refusal to consider a potential acquisition of CEMI without a complex series of commercial arrangements as an initial step that would remain in place even if the parties terminated the merger agreement.

Throughout November and December 2022, CEMI and its representatives were monitoring CEMI’s remaining capacity under the ATM Program. By December 12, 2022, CEMI had only $25,000 of availability with respect to potential sales of its common stock under the ATM Program as a result of limitations imposed by the so-called “baby shelf” rule.
On December 14, 2022, Messrs. Eberly and Steenvoorden had a call with Parent’s senior management to discuss a transaction between the two companies. CEMI sent Parent a proposed non-binding term sheet providing for the acquisition of CEMI for $0.40 per share payable in cash. In order to provide for greater transaction speed and reduced execution risk in light of CEMI’s worsening circumstances including its likely inability to repay its debt upon maturity in September 2023, CEMI proposed a two-step structure with a tender offer followed by a short-form merger under Nevada law.
On December 15, 2022, following further discussion between the parties, Parent sent CEMI a signed non-binding term sheet providing for the acquisition of CEMI for between $0.40 and $0.45 per share payable in cash. On December 15, 2022, Messrs. Eberly and Steenvoorden informed representatives of Party A that CEMI was not interested in proceeding with any sort of transaction that involved initial commercial arrangements followed by a potential acquisition of CEMI but that it would be interested in a possible sale transaction at $0.42 per share with no Merger Consideration adjustments. The representatives of Party A never responded to such proposal.
On December 16, 2022, the CEMI Board met with CEMI management and representatives from K&L Gates. Mr. Eberly reviewed recent discussions with Party A with respect to potential transaction structures and Party A’s insistence on a transaction structure involving a series of commercial arrangements (which would remain in place even if the potential transaction terminated and would negatively affect CEMI’s revenue generating capabilities) followed by a potential acquisition of CEMI. He reviewed continuing discussions with Party A regarding valuation and noted that even if an acquisition transaction with Party A were able to be completed, it would result in consideration to CEMI’s stockholders significantly less than the $0.40 to $0.45 per share payable in cash proposed by Parent. He also discussed the complexity, costs, long timelines, and execution risk associated with the structure demanded by Party A. The CEMI Board discussed the potential transaction with Parent as compared to a transaction with Party A, noting, among other things, the greater price per share, the significantly reduced complexity and execution risk, and the certainty of value given the payment in cash at closing. After further discussion, the CEMI Board approved entering into a non-binding term sheet with Parent and authorized management to continue pursuing the potential transaction.
Later that day, CEMI executed the non-binding term sheet (the “Parent Term Sheet”) providing for the acquisition of CEMI for between $0.40 and $0.45 per share payable in cash through a tender offer for a majority of the outstanding shares followed by a short-form merger under Nevada law. The Parent Term Sheet contained an exclusivity period until January 31, 2023.
In connection with its entry into the non-binding Parent Term Sheet, CEMI engaged Ballard Spahr to advise CEMI on Nevada law in connection with the proposed transaction with Parent.
On December 20, 2022, CEMI’s senior management and representatives from K&L Gates participated in a video conference with Parent and its legal counsel White & Case LLP (“White & Case”) to discuss the structure of the transaction and Parent’s due diligence investigation. After the December 20, 2022 call and during the week of December 26, 2022, White & Case provided a due diligence request list and CEMI updated its virtual data room. Parent and its representatives conducted business, financial and legal due diligence through the rest of December and during January 2023.
On December 28, 2022, plaintiffs in the Securities Litigation submitted their unopposed motion for preliminary approval of the settlement, certification of the class, and approval of notice to the class, along with their memorandum of law, stipulation and agreement of settlement, and proposed forms of orders.
On December 29, 2022, representatives of CEMI and Parent participated in a virtual conference to discuss due diligence matters.
On December 30, 2022, K&L Gates sent a draft merger agreement to White & Case.
During the first week of January 2023, Parent engaged Ernst & Young Global, Ltd.’s Paris office to assist with financial due diligence and to prepare a transformation plan.

On January 6, 2023, Messrs. Eberly and Steenvoorden had a videoconference with members of the Parent board of directors to discuss the current merger agreement draft and a general timeline to tender process, as well as commercial strategy and next steps.
Throughout the rest of January, Mr. Eberly solicited input from and provided the members of the CEMI Board with periodic updates regarding the progress of the proposed transaction with Parent.
During the week of January 9, 2023, members of CEMI management traveled to France to meet with representatives of Parent and discuss operational matters, commercial strategies and potential synergies of a combined business.
On January 10, 2023, representatives of CEMI and Parent participated in a virtual conference to discuss due diligence matters, with a focus on the SEC Investigation.
On January 16, 2023, representatives of CEMI and Parent participated in a virtual conference to discuss due diligence matters, with a focus on healthcare compliance, intellectual property and general corporate matters.
On January 17, 2023, representatives of CEMI and Parent participated in a virtual conference to discuss due diligence matters, with a focus on employee benefits, real estate, and employment matters.
On January 20, 2023, members of senior management met with the CEMI Board to discuss the status of negotiations with Parent.
On January 21, 2023, White & Case sent a revised version of the merger agreement to K&L Gates which, among other things, proposed to expand the scope of CEMI’s representations and warranties, limit CEMI’s ability to pursue alternate transactions pursuant to the “fiduciary out” provision, and required CEMI to pay a $2.5 million termination fee in certain circumstances. In addition to the revised merger agreement, White & Case provided a list of supplemental due diligence questions to CEMI. Later that day, K&L Gates sent the revised merger agreement to Ballard Spahr to review from a Nevada law perspective.
On January 25, 2023, K&L Gates sent an updated version of the merger agreement to White & Case which, among other things, expanded the “fiduciary out” provision and rejected the proposed $2.5 million termination fee. Later that day, representatives of CEMI, Parent, K&L Gates and White & Case had a telephone conversation in which they discussed these provisions and negotiated various other provisions in the merger agreement.
On January 26, 2023, representatives from K&L Gates and White & Case had a telephone discussion in which they discussed certain open items in the merger agreement, including the amount of the termination fee relative to Parent’s anticipated out of pocket expenses.
Later that day, White & Case sent a revised draft of the Merger Agreement to K&L Gates, which incorporated certain matters agreed to on the telephone call and proposed a termination fee equal to $2.45 million. White & Case also reviewed the termination fee and related provisions with Potter, Anderson & Corroon LLP (“Potter Anderson”). CEMI, Parent, K&L Gates, Ballard Spahr, White & Case and Potter Anderson continued discussions regarding the termination fee and other open provisions in the merger agreement.
Also on January 26, 2023, the parties to the Wong Complaint provided a status update to the court and requested that the court adjourn an initial conference that had been scheduled for February 8, 2023 as well as the submission of a Rule 26(f) scheduling order. The court granted the parties’ request the following day.
On January 27, 2023, representatives of CEMI and the Parent agreed to a $0.45 per share price for the tender offer and subsequent merger.
Later that day, K&L Gates sent a revised draft of the merger agreement to White & Case that reflected the agreed upon $0.45 per share price and other relatively minor revisions with respect to certain representations and warranties but did not reflect any resolution on the amount of the termination fee.
Representatives from K&L Gates, Ballard Spahr, White & Case, and Potter Anderson continued to negotiate the termination fee on January 27, 2023 and January 28, 2023. The parties agreed to a termination fee of $850,000 on January 28, 2023, and White & Case circulated a revised draft of the merger agreement that reflected such termination fee and other revisions including with respect to CEMI’s agreement to pay certain expenses related to commencing and conducting the Offer and to reimburse Parent $250,000 for expenses incurred in connection with its due diligence investigation of CEMI, whether or not the Merger is consummated. Over the ensuing days, K&L Gates and White & Case worked together to finalize the disclosure schedules and other minor items.
Early in the day on January 30, 2023, Mr. Steenvoorden provided the CEMI Board with the substantially final draft of the merger agreement and materials prepared by Craig-Hallum and K&L Gates.
Throughout January 30 and 31, 2023, the parties and their respective advisors prepared and finalized communication and other matters.
CEMI held a special board meeting during the afternoon of January 31, 2023. At the invitation of the CEMI Board, Mr. Steenvoorden, representatives of Craig-Hallum and representatives of K&L Gates attended the meeting. Mr. Eberly began the meeting by informing the CEMI Board that Parent’s board of directors had approved the merger agreement and related transactions that morning. Craig-Hallum presented updated financial analyses of the consideration to be received by CEMI’s stockholders in connection with the proposed transaction. The Craig-Hallum representatives also reviewed the Project Cheetah process, the challenges associated with the Proposed 2022 Public Offering, and challenges CEMI would likely face in refinancing its indebtedness. Representatives of Craig-Hallum then rendered Craig-Hallum’s oral opinion to the CEMI Board, subsequently confirmed by delivery of a written opinion, that, subject to the factors and assumptions set forth therein, the transaction consideration per share of CEMI common stock to be paid to the holders of shares of CEMI’s common stock pursuant to the merger agreement was fair from a financial point of view to such holders. For more information about Craig-Hallum’s opinion, see Item 4 – “The Solicitation or Recommendation – Background of the Offer; Reasons for the Recommendation of the Company Board – Opinion of the Company’s Financial Advisor” to the Schedule 14D-9. As part of the discussion during the meeting, the CEMI Board considered the impact the proposed Merger would have on the Derivative Litigation. Prior to the execution of the Merger Agreement, there were no discussions regarding post-closing employment for senior management or post-closing directorships for directors of CEMI.
Following discussion and a review with the K&L Gates of various matters, the CEMI Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of CEMI and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions, and (iii) recommended, by resolution, that stockholders of CEMI accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Shortly thereafter and after the close of trading on Nasdaq on January 31, 2023, Parent and CEMI executed and delivered the definitive Merger Agreement. CEMI and Parent issued a joint press release announcing the execution of the Merger Agreement.
11.	The Merger Agreement; Other Agreements.
Merger Agreement
The following is a summary of certain provisions of the Merger Agreement. This summary is intended provide CEMI’s stockholders with information regarding the terms of the Merger Agreement and is not intended to provide any factual information about Parent, Purchaser, or CEMI. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by stockholders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Stockholders are not third-party beneficiaries under the Merger Agreement except for the right to receive the Merger Consideration if the Merger occurs and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Parent, Purchaser, or CEMI. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent’s, Purchaser’s, or CEMI’s public disclosures.
This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that Purchaser or Parent make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7 – “Certain Information Concerning CEMI.” Capitalized terms used but not defined in this section will have the respective meanings given to them in the Merger Agreement. Stockholders of CEMI and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.
The Offer
The Merger Agreement provides that Purchaser will commence the Offer to purchase all Shares at a price per share equal to the Offer Price on or before February 14, 2023, and that, subject to the satisfaction, or waiver by Purchaser or Parent, of the Offer Conditions that are described in Section 15 – “Certain Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser to) consummate the Offer in accordance with its terms and accept for purchase and promptly pay (or cause the Depositary and Paying Agent to pay) for all such Shares validly tendered and not validly withdrawn pursuant to the Offer. The initial Offer Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on March 14, 2023.
Terms and Conditions of the Offer
The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for purchase, and pay for, any and all Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the prior satisfaction of or waiver of the Offer Conditions and the other terms and conditions set forth in the Merger Agreement. See Section 15 – “Certain Conditions of the Offer.” Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, Purchaser and Parent expressly reserve the right to waive (in whole or in part) any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of CEMI, Purchaser cannot (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Tender Condition or (vi) extend or otherwise change the Offer Expiration Time in a manner other than pursuant to and in accordance with the Merger Agreement.
Expiration and Extension of the Offer
The initial Offer Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on March 14, 2023.
The Merger Agreement provides that, subject to Parent’s and Purchaser’s rights and CEMI’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances, Purchaser will extend the Offer as follows:
•
Purchaser will extend the Offer for any minimum period required by any rule or regulation of the SEC or its staff, any rule or regulation of the Nasdaq (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC, or any other applicable law, in each case, applicable to the Offer, the Schedule 14D-9 or the other documents related to the Offer;

•
in the event that any Offer Condition, other than the Minimum Tender Condition and those that by their nature are to be satisfied only at the Expiration Time, is not satisfied and has not been waived (to the extent waiver is permitted under the Merger Agreement), Purchaser may, and if CEMI requests shall (and Parent shall cause Purchaser to), extend the Offer for one or more successive extension periods of up to ten (10) business days per extension (or such longer period as Parent, Purchaser and CEMI may mutually agree), to permit all Offer Conditions to be satisfied; and

•
in the event that the sole unsatisfied or not waived Offer Condition is the Minimum Tender Condition, Purchaser may, and if CEMI requests shall (and Parent shall cause Purchaser to), extend the Offer for one or more successive extension periods of up to ten (10) business days per extension (or such longer period as Parent, Purchaser and CEMI may mutually agree), to permit such Offer Condition to be satisfied, provided that Purchaser shall not be required to extend the Offer on more than three (3) occasions but may in its sole discretion elect to do so.

Notwithstanding the foregoing, in no event shall Purchaser be required or, without the prior written consent of CEMI, be permitted to extend the Offer beyond the earlier to occur of (A) the Termination Date and (B) the valid termination of the Merger Agreement in compliance with Section 8.1 thereof.
Recommendation
The CEMI Board has unanimously: (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of CEMI and its stockholders; (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions; and (iii) recommended, by resolution, that the stockholders of CEMI accept the Offer and tender their Shares to Purchaser pursuant to the Offer (collectively, the “Board Recommendation”).
The Merger
Upon the terms and subject to the conditions set forth in the Merger Agreement and the applicable provisions of the NRS (including pursuant to NRS Section 92A.133 hereof), on the date upon which the closing of the Transactions shall actually occur (the “Closing Date”), (a) Purchaser will be merged with and into CEMI; (b) the separate corporate existence of Purchaser will thereupon cease; and (c) CEMI will continue as the surviving corporation of the Merger. CEMI, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”
Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation
At the Effective Time, subject to the Merger Agreement, the Articles of Incorporation of CEMI (the “Charter”), will be amended and restated to be in the form attached to the Merger Agreement, until thereafter amended in accordance with the NRS and such articles of incorporation. At the Effective Time, the bylaws of Purchaser as in effect immediately prior to the Effective Time shall be amended and restated to be in the form of the bylaws of the Surviving Corporation (except that all references to the name of Purchaser therein shall be modified to refer to the name of CEMI), until thereafter amended in accordance with the NRS and such bylaws.
The directors of the Surviving Corporation shall from and after the Effective Time until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation be the individuals who are the directors of Purchaser immediately prior to the Effective Time. The officers of the Surviving Corporation shall from and after the Effective Time until their respective successors have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation be the individuals who are the officers of Purchaser immediately prior to the Effective Time.
Conditions to the Merger
The respective obligations of Parent, Purchaser and CEMI to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions (i) no governmental authority will have announced, enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any applicable law, or issued or granted any order (whether temporary, preliminary or permanent) (any such law or order, a “Legal Restraint”) that is in effect and that has the effect of making the consummation of the Merger illegal or which has the effect of prohibiting, enjoining, preventing or restraining the consummation of the Merger; and (ii) Purchaser (or Parent or a subsidiary of Parent on Purchaser’s behalf) shall have accepted for payment for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer.
Conversion of Shares
Under the terms of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, CEMI or any stockholder thereof:
(a)
each Share outstanding immediately prior to the Effective Time which is the subject of, and not irrevocably accepted for purchase, in the Offer (other than Dissenting Shares (if any), Shares owned directly or indirectly by Parent or its subsidiaries, including Purchaser, if any, Shares held by CEMI as treasury shares immediately prior to the Effective Time and Shares owned by a wholly-owned subsidiary of CEMI) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price (as may be adjusted in accordance with the Merger Agreement);
(b)	each Share owned by CEMI shall be canceled, and no payment shall be made with respect thereto;
(c)	any Shares irrevocably accepted for purchase in the Offer shall be cancelled and shall cease to exist, and no Merger Consideration shall be delivered in exchange therefor; and
(d)
each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

CEMI Equity Awards
Each outstanding CEMI Option that is outstanding immediately prior to the Effective Time will be canceled at the Effective Time without any consideration in respect thereof.
Each outstanding restricted stock unit granted under the CEMI Equity Plans or otherwise (each, a “CEMI RSU”) that is then outstanding and unvested as of the Effective Time will be canceled and converted into the right to receive an amount of cash equal to the Offer Price.
Representations and Warranties
The Merger Agreement contains representations and warranties of CEMI, Parent and Purchaser.
In the Merger Agreement, CEMI has made customary representations and warranties (qualified by reference to certain SEC filings and its disclosure letter to the Merger Agreement) to Parent and Purchaser with respect to, among other matters:
•	CEMI’s corporate existence and power to conduct its business;
•	CEMI’s corporate power and authority to enter into the Merger Agreement;
•
the due execution and delivery of the Merger Agreement by CEMI and performance by CEMI of its obligations thereunder, and the consummation of the Offer and the Merger and the Transactions, and the due and valid approval by the CEMI Board;

•	the absence of conflicts with the organizational documents of CEMI, material contracts, or applicable law of CEMI;
•	CEMI’s capitalization, equity plans and equity awards;
•	CEMI’s financial statements and internal controls;
•	CEMI’s filings with the SEC and the accuracy of the information supplied by CEMI for inclusion in certain SEC filings relating to the Offer;
•	the absence of certain changes or events involving CEMI;
•	the absence of certain undisclosed liabilities;
•	the absence of legal proceedings involving CEMI and its subsidiaries;
•	compliance with applicable law by CEMI and its subsidiaries;
•
CEMI and its subsidiaries hold all required governmental franchises, licenses, permits, regulatory permits, authorizations and approvals that are necessary for CEMI and its subsidiaries to carry on its business as now conducted;

•	real property matters;
•	intellectual property matters and data privacy;
•	tax matters;
•	labor, employment and employee benefits plans;

•	insurance coverage of CEMI and its subsidiaries;
•	CEMI’s title to material assets;
•	environmental matters;
•	certain material contracts;
•	broker’s or finder’s fees; and
•	inapplicability of anti-takeover laws.
Some of the representations and warranties in the Merger Agreement made by CEMI are qualified as to knowledge, “materiality,” “Material Adverse Effect” or similar qualifications as to materiality.
For purposes of the Merger Agreement, “CEMI Material Adverse Effect” means any event, effect, occurrence, fact, circumstance, condition or change that individually or in the aggregate, has had or would be reasonably likely to (x) have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of CEMI and its subsidiaries or (y) prevent or materially delay the ability of CEMI to consummate the Transactions; provided that, solely for the purposes of clause (x), none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and except as provided below, none of the following shall be taken into account in determining whether there is, or would reasonably be likely to be, a CEMI Material Adverse Effect;
•	general economic or political conditions (or changes or disruptions in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;
•	conditions (or changes or disruptions in such conditions) generally affecting the industries in which CEMI and its subsidiaries operate;
•
conditions (or changes or disruptions in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (1) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries, (2) any suspension of trading in equity, debt, derivative or hybrid securities, securities generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, and (3) any decline in the price or trading volume of any security (including the Shares) or any market index (provided that the underlying causes of such decline with respect to the Shares (subject to the other provisions of this definition) shall not be excluded);

•
political conditions (or changes or disruptions in such conditions) in the United States or any other country or region in the world or acts of war (whether or not declared) armed or unarmed hostilities or attacks, acts of terrorism, sabotage or the escalation or worsening thereof in the United States or any other country or region in the world;

•
(1) any actions taken by Parent or any of its controlled affiliates, (2) any actions taken by CEMI or its subsidiaries to which Parent has requested in writing or (3) CEMI taking any action expressly required by the Merger Agreement;

•
any changes in applicable law (including any quarantine, “shelter in place,” “stay at home,” workforce reduction, reduced capacity, social distancing, shut down, closure, sequester, safety or any other guideline, recommendation, Law, Order or directive promulgated by any governmental authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act), accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof, in each case after the date hereof;

•
other than for purposes provided for in the Merger Agreement, the announcement, pendency or completion of the Merger Agreement, including, to the extent resulting therefrom, (1) the identity of Parent, (2) the termination of (or the failure or potential failure to renew or enter into) any contracts with customers, suppliers, distributors or other business partners and (3) any other negative development in CEMI’s and its subsidiaries’ relationships with any of their employees, customers, suppliers, distributors, or other business partners;

•	any natural hurricane, earthquake, flood, disaster, acts of God, pandemic (including COVID-19) or other force majeure events in the United States or any other country or region in the world;
•
changes in CEMI’s stock price or the trading volume of CEMI’s stock, in and of itself or any failure by CEMI to meet any internal or published forecasts, estimates, projections or expectations of CEMI’s revenue, earnings or other financial performance or results of operations for any period (provided that the underlying causes of such changes or failures (subject to the other provisions of this definition) shall not be excluded);

•	any legal action commenced on behalf of a person’s stockholders and arising from the Merger Agreement or the transactions contemplated thereby; and
•
the failure of CEMI to be compliant with any financial covenants in the Credit Facilities in and of itself; provided, however, the underlying circumstances that resulted in such failure may be taken into account when evaluating whether a CEMI Material Adverse Effect has occurred.

Except, with respect to the first, second, third, fourth, sixth and eighth bullets to the extent that any such event, effect, occurrence, fact, circumstance, condition or change has a disproportionate adverse effect on CEMI and its subsidiaries, taken as a whole, relative to the adverse effect of such event, effect, occurrence, fact, circumstance, condition or change has on other companies operating in the industries in which CEMI and its subsidiaries operate.
In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to CEMI with respect to, among other matters:
•	the corporate organization and valid existence of Parent and Purchaser;
•	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;
•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;
•	compliance with governmental authorizations by Parent and Purchaser;
•	the absence of conflicts with the organizational documents of Parent or Purchaser, applicable law, or contracts of Parent or Purchaser;
•	the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer;
•	the absence of legal proceedings related to the Merger involving Parent or its affiliates as of the date of the Merger Agreement;
•	ownership of Shares by Parent, Purchaser and Parent’s subsidiaries;
•
Parent currently has, and at all times from and after the date of the Merger Agreement through the Acceptance Time and the Effective Time will have, available to it, and Purchaser will have as of the Acceptance Time and at and as of the Effective Time, sufficient funds for the satisfaction of all of Parent’s and Purchaser’s obligations under the Merger Agreement, including the payment of the aggregate of the Offer Price, the right to receive the Offer Price in cash, without interest, in return for each share of CEMI common stock outstanding immediately prior to the Effective Time which is the subject of, and not irrevocably accepted for purchase in the Offer, other than Dissenting Shares (the “Merger Consideration”), and the right to receive an amount of cash equal to the Merger Consideration, without any interest, in return for each unvested CEMI RSU that is outstanding immediately prior to the Effective Time, and to pay all related fees and expenses required to be paid by Parent or Purchaser pursuant to the terms of the Merger Agreement. Parent’s and Purchaser’s obligations under the Merger Agreement, including their obligations to consummate the Merger, are not subject to a condition regarding Parent’s or Purchaser’s obtaining of funds to consummate the Transactions;

•	Broker’s or finder’s fees; and
•	that Parent and Purchaser have not relied on representations and warranties of CEMI outside of the Merger Agreement.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to knowledge, or similar qualifications as to materiality.
Covenants—Conduct of CEMI
The Merger Agreement provides that, except for certain matters set forth in CEMI’s disclosure letter delivered in connection with execution of the Merger Agreement (the “Disclosure Letter”), as required by applicable law, for any actions taken reasonably and in good faith to respond to COVID-19 or undertaken with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), or as contemplated by the terms of the Merger Agreement, during the period commencing on the date of the Merger Agreement and ending on the earlier of (1) the Effective Time and (2) the termination of the Merger Agreement (the “Interim Period”), CEMI will, and will cause each of its subsidiaries to:
•	ensure that it conducts its and their respective businesses in the ordinary course in all material respects and in compliance in all material respects with all applicable laws;
•
use commercially reasonable efforts to preserve intact its and their respective current business organizations, keep available the services of its and their respective current officers and employees and maintain its and their respective relations and goodwill with material customers, suppliers, landlords, governmental authorities and other persons with which it has material business relationships; and

•	keep in full force and effect all appropriate insurance policies covering all material assets of CEMI.
CEMI has also agreed that, without limiting the generality of the foregoing and except for certain matters set forth in the Disclosure Letter, as required by applicable law, as approved in writing in advance by Parent (which approval will not be unreasonably withheld, conditioned or delayed) or as contemplated by the terms of the Merger Agreement, during the Interim Period CEMI will not, and will not permit any of its subsidiaries to:
•
establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other securities of CEMI or its subsidiaries (other than dividends or distributions paid in cash from a direct or indirect wholly-owned CEMI subsidiary to CEMI or another direct or indirect wholly-owned CEMI subsidiary); adjust, split, combine or reclassify any capital stock or otherwise amend the terms of any CEMI or CEMI subsidiary securities; or acquire, redeem or otherwise reacquire or offer to acquire, redeem or otherwise reacquire any shares of capital stock or other securities, other than (1) the withholding or retirement of the Shares to satisfy tax obligations with respect to CEMI equity awards outstanding on the date of the Merger Agreement in accordance with the terms of such CEMI equity awards and (2) the acquisition by CEMI of Shares in connection with the surrender of such Shares by holders of CEMI Options outstanding on the date of the Merger Agreement to pay the exercise price thereof in accordance with the terms of such CEMI Options;

•
sell, issue, grant or authorize the sale, issuance, or grant of any equity interests (including CEMI equity awards), except that CEMI may issue shares of common stock pursuant to the exercise or settlement of CEMI equity awards under the CEMI Equity Plans;;

•	except as otherwise expressly required by the Merger Agreement, amend or otherwise modify any of the material terms of any CEMI equity awards;
•	amend or permit the adoption of any amendment to the organizational documents of CEMI or any of its subsidiaries;
•
acquire, by means of a merger, consolidation, recapitalization or otherwise, (1) any equity interest of any other person or (2) any assets (other than (x) purchases pursuant to commitments under contracts of CEMI or any of its subsidiaries as in effect on the date of the Merger Agreement and made available to Parent or (y) acquisitions of raw materials or supplies in the ordinary course of business) or otherwise effect, propose, become a party to or adopt a plan with respect to any merger, liquidation or partial liquidation, dissolution, restructuring, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares, reorganization of CEMI or similar transaction;

•	form any subsidiary or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•
make or authorize any capital expenditure other than any capital expenditure that (A) is provided for in CEMI’s capital expense budget delivered to Parent prior to the date of the Merger Agreement, which expenditures shall be in accordance with the categories set forth in such budget, or (B) in an amount, in the aggregate, of less than $250,000;

•
(A) amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any real property lease or (B) enter into any contract which if entered into prior to the date of the Merger Agreement would have been a real property lease;

•
sell, assign, transfer or otherwise dispose of, lease or license or grant any right to, assets or property material to CEMI and its subsidiaries, taken as a whole, to any other person, except for dispositions of inventory in the ordinary course of business;

•
(A) sell, lease, sublease, license, sublicense, assign or otherwise grant rights under any material CEMI intellectual property (except for non-exclusive licenses granted to third parties in the ordinary course of business) or waive transfer, cancel, abandon or fail to renew, maintain or diligently pursue applications for or otherwise dispose of any CEMI intellectual property (other than non-exclusive licenses granted to third parties in the ordinary course of business), (B) disclose any trade secrets to any third person who is not subject to an agreement sufficient to maintain the confidentiality thereof, and (C) subject any software owned by CEMI or CEMI intellectual property to copyleft terms;

•
(A) lend money to, or make any advances to, capital contributions to or investments in, any Person (other than (x) advances to CEMI employees for travel and other business related expenses in the ordinary course of business and (y) loans, advances, capital contributions or investments to or in a direct or indirect wholly-owned CEMI subsidiary), (B) guarantee any indebtedness, or (C) incur any (a) any indebtedness for borrowed money (including the issuance of any debt security), (b) other indebtedness evidenced by credit agreements, notes, bonds, indentures, securities, debentures or similar, and (c) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases) and (d) all indebtedness of another Person referred to in clauses (a) through (c) above guaranteed by CEMI or any of its subsidiaries;

•
except as required pursuant to the terms of any CEMI benefit plan in effect as of the date of the Merger Agreement or applicable law, (A) establish, adopt, enter into or amend in any respect any CEMI Equity Plan or any collective bargaining agreement (“CBA”), (B) except for annual merit increases in annual base salaries and cash bonuses made in the ordinary course of business to employees of CEMI and CEMI subsidiaries in an amount which do not exceed 3% in the aggregate and 5% individually, grant any increase in compensation, bonuses or other benefits to any current directors, officers, employees or individual independent contractors of CEMI and CEMI subsidiaries; (C) hire, terminate the employment or services of (other than for “cause”, as determined by CEMI in good faith), or layoff (or give notice of any such actions to) any employee or individual independent contractor, other than in the ordinary course of business in respect of any employee or individual independent contractor with an annual base compensation that does not exceed $100,000, (D) waive or release any restrictive covenant obligation of any current or former employee of CEMI or CEMI subsidiaries, or (E) enter into or amend any severance, termination, employment or consulting agreement with any current or former CEMI employee, director or independent contractor of CEMI or any CEMI subsidiary;

•	other than as required by changes in GAAP or SEC rules and regulations, change any of its methods of financial accounting, cash management or financial accounting practices in any material respect;
•
(A) make, change or rescind any material tax election, (B) settle or compromise any material tax claim or assessment or enter into any material closing agreement with respect to taxes, (C) change (or request to change) any material method of accounting for tax purposes or annual tax accounting period, (D) file any material amended tax return, (E) surrender any right to claim a material tax refund, or (F) consent to any consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•
settle, release, waive or commence any legal proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where CEMI reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided, that CEMI consults with Parent and considers in good faith the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof); or (C) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;
•
settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than (A) any legal proceedings commenced or, to the knowledge of CEMI, threatened against CEMI or any of its subsidiaries or any of their respective directors or officers, in each case in connection with, arising from or otherwise relating to the Transactions (“Transaction Litigation”) or (B) any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated thereby and (1) that results solely in a monetary obligation involving only the payment of monies by CEMI of not more than $250,000 in the aggregate; (2) that results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, CEMI and the payment of monies by CEMI that together with any settlement made under clause (1) are not more than $250,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); or (3) that results solely in a monetary obligation involving payment by CEMI of an amount not greater than the amount specifically reserved in accordance with GAAP with respect to such legal proceedings or claim on CEMI’s balance sheet;

•	adopt or implement any stockholder rights plan or similar arrangement;
•	enter into any contract reasonably expected to cause CEMI to abandon, terminate, delay, fail to consummate, materially impede or interfere with the Transactions;
•
(A) negotiate, modify, extend or enter into any CBA or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of CEMI or its subsidiaries; or (B) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the Worker Adjustment and Retraining Notification Act; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.
No Solicitation; Acquisition Proposal; Change in Recommendation
Subject to the terms of the Merger Agreement, from the earlier to occur of the termination of the Merger Agreement and the Acceptance Time, CEMI will not, and will not cause its subsidiaries and its and their respective officers and directors, and will direct its other representatives not to, directly or indirectly (i) initiate, solicit, propose or knowingly encourage or knowingly facilitate any inquiries or the making of any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, as defined below, (other than discussions solely informing such person of the provisions contained in the Merger Agreement); (ii) engage in, continue or otherwise participate in any discussions (other than, in response to an unsolicited inquiry from any person relating to an Acquisition Proposal, solely informing such person of the provisions contained in the Merger Agreement) or negotiations regarding, or provide any non-public information or data to any person (other than Parent, Purchaser or their respective representatives) relating to, any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; (iv) except as expressly permitted by the Merger Agreement, approve, endorse, recommend or execute or enter into any letter of intent, agreement in principle, term sheet, memorandum of understanding, merger agreement, acquisition agreement, joint venture agreement or other similar contract relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement (defined below)) (an “Alternative Acquisition Agreement”); (v) furnish to any person (other than Parent, Purchaser or their respective representatives) any non-public information relating to CEMI or any of its subsidiaries or afford to any such person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of CEMI and its subsidiaries, in any such case with the intent to induce, or that would reasonably be expected to result in, the making, submission or announcement of an Acquisition Proposal; or (vi) grant any waiver or release under, or fail to enforce any standstill or similar agreement, except to the extent the CEMI Board in good faith, after consultation with financial advisors and outside legal counsel, determines that the failure to do so would be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable law. As soon as reasonably practicable after the date of the Merger Agreement, CEMI shall deliver a written notice to any person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal within the one hundred eighty (180) days prior to the date of the Merger Agreement, which notice shall request the prompt return or destruction of all confidential information previously furnished to any such person for the purposes of evaluating a possible Acquisition Proposal.
Notwithstanding anything to the contrary in the Merger Agreement, CEMI and its representatives may prior to the Acceptance Time (i) provide information in response to a request therefor by a person who makes an unsolicited bona fide written Acquisition Proposal if (x) such Acquisition Proposal did not result from a violation of the non-solicitation provisions of the Merger Agreement in any material respect; (y) prior to providing such information, CEMI receives from such person an executed confidentiality agreement on terms that, taken as a whole, are no less favorable in the aggregate to the other party than those contained in the Confidentiality and Non-Disclosure Agreement (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making, or amendment, of an Acquisition Proposal and that does not prohibit CEMI from providing any information to Parent or otherwise prohibit CEMI from complying with its obligations under the Merger Agreement (any confidentiality agreement satisfying the criteria of this clause (y) being an “Acceptable Confidentiality Agreement”)) and (z) CEMI promptly (and in any event within twenty-four (24) hours thereafter) makes available to Parent any material non-public information concerning CEMI or its subsidiaries that CEMI provides to any such person that was not previously made available to Parent; and (ii) engage or participate in any discussions or negotiations with any person who has made such an Acquisition Proposal, if and only if, (A) prior to taking any action described in clause (i) or (ii) above, the CEMI Board determines in good faith, after consultation with financial advisors and outside legal counsel, that the failure to take such action would be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable law and (B) prior to taking any action described in clause (i) or (ii) above, the CEMI Board has determined in good faith based on information then available that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, as defined below.
CEMI agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify Parent in writing (i) if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by CEMI, its subsidiaries or any of their respective representatives and the identities of the person(s) making such inquiry, proposal or offer, (ii) if any non-public information is requested from CEMI in connection with an Acquisition Proposal and (iii) if any discussions or negotiations regarding an Acquisition Proposal are sought to be initiated or continued with CEMI, or any of its representatives, and in each case will provide, in connection with such notice, a summary of the material terms and conditions of any proposals, offers or requests (including, if applicable, any modifications to such proposals, offers or requests and unredacted copies of any material and relevant documents and agreements relating thereto, written requests, proposals or offers, including proposed agreements). Thereafter, CEMI shall keep Parent reasonably informed, on a reasonably prompt basis (and, in any event, within forty-eight (48) hours), of the status and material terms of any such proposals, offers, or amendments in connection therewith and the status of any such discussions or negotiations.

Except as provided by the Merger Agreement, the CEMI Board and each committee of the CEMI Board shall not:
•
(A) fail to make, withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Purchaser, the Board Recommendation, (B) approve, authorize, endorse, adopt or recommend (publicly or otherwise) (or publicly propose to approve, authorize, endorse, adopt or recommend) an Acquisition Proposal, (C) fail to recommend, in the solicitation/recommendation statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act (other than any tender offer or exchange offer by Parent or Purchaser) (including by taking no position with respect to the acceptance of such tender offer or exchange offer by CEMI’s stockholders) within ten (10) business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (or, if earlier, by the second business day before the then scheduled Offer Expiration Time) or (D) if any Acquisition Proposal has been publicly disclosed, fail to publicly reaffirm the Board Recommendation upon Parent’s written request, in each case, within ten (10) business days after public disclosure of the Acquisition Proposal; provided that, for purposes of this clause (D), Parent may make such request only once with respect to such Acquisition Proposal unless such Acquisition Proposal is subsequently materially modified, in which case Parent may make such request once each time such material modification is made (any action described in clauses (A) through (C), a “Change of Recommendation”); or

•
cause or permit CEMI and its subsidiaries to enter into any letter of intent, term sheet, commitment or definitive agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with the Merger Agreement) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in the Merger Agreement:
The CEMI Board may make a Change of Recommendation at any time prior to the Acceptance Time (1) if CEMI receives a bona fide unsolicited written Acquisition Proposal following the date of the Merger Agreement that did not result from a violation or breach of CEMI’s non-solicitation covenant in any material respects and has not been withdrawn and the CEMI Board determines in good faith (after consultation with CEMI’s outside legal and financial advisors) based on the information then available that such Acquisition Proposal constitutes a Superior Proposal or (2) in response to a CEMI Intervening Event (as defined below), in each case of (1) or (2), only if the CEMI Board determines in good faith that the failure to take such action would be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable law. If the CEMI Board is permitted to make a Change of Recommendation (as defined below) pursuant to clause (1), CEMI may also terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to the applicable Superior Proposal; provided, however, that neither the CEMI Board or CEMI shall not take any of the foregoing actions unless:
•	CEMI has complied with its obligations regarding a Change of Recommendation under the Merger Agreement;
•
CEMI has provided prior written notice to Parent at least four (4) business days (the “Event Notice Period”) in advance to the effect that the CEMI Board (or a committee thereof) intends to effect a CEMI Board recommendation change pursuant to the Merger Agreement, such notice will specify the basis for such CEMI Board recommendation change, including a description of the CEMI Intervening Event in reasonable detail;

•
CEMI and its representatives, during such Event Notice Period, must have negotiated with Parent and its representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement such that (A) the failure to take such action would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law and (B) with respect to any such action to be taken in connection with an Acquisition Proposal, such Acquisition Proposal ceases to constitute a Superior Proposal;

•
in the event of any material revision to the terms of such Superior Proposal or any material changes to the event that the CEMI Board has determined to be a CEMI Intervening Event, as the case may be, CEMI shall be required to deliver a new Determination Notice to Parent and to comply with the requirements with respect to such new Determination Notice and the revised Superior Proposal or CEMI Intervening Event, as the case may be contemplated thereby (provided, that the notice period for any such successive written notices shall be two (2) business days instead of four (4) business days);
•
at or following the end of such Event Notice Period, the CEMI Board shall have determined in good faith based on the information then available that (A) after consultation with CEMI’s outside legal and financial advisors, failure to take such action would continue to be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable law and (B) with respect to any such action to be taken in connection with an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal, in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of such determination pursuant to the clause above; and

•
in the event of a termination of the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, CEMI will have validly terminated the Merger Agreement in accordance with the termination provisions thereto and paid to Parent (or its designee) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent an amount equal to $850,000 (the “CEMI Termination Fee”).

For purposes of this Offer to Purchase:
•
“Acquisition Proposal” means any offer, proposal or similar indication of interest contemplating or otherwise relating to an Acquisition Transaction (other than an offer, proposal or similar indication of interest by Parent, Purchaser or one of Parent’s other subsidiaries).

•
“Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) involving: (i) any acquisition or purchase by any person, directly or indirectly, of more than twenty percent (20%) of any class of outstanding voting or equity securities of CEMI, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such person beneficially owning more than twenty percent (20%) of the total voting power of CEMI; (ii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving CEMI and any person; or (iii) any sale, lease, exchange, transfer or other disposition to any person of assets of CEMI representing more than twenty percent (20%) of the consolidated assets, revenue or net income of CEMI and its subsidiaries (with assets being measured by the fair market value thereof); provided that, for the avoidance of doubt, all references to “person” in this definition shall include any “group” as defined pursuant to Section 13(d) of the Exchange Act but shall exclude Parent or any of its affiliates or representatives

•
“Superior Proposal” means a bona fide written Acquisition Proposal that did not result from a breach of the Merger Agreement and if consummated would result in a person owning, directly or indirectly, (a) more than 50% of the outstanding shares of the Shares or (b) more than 50% of the assets of CEMI and its subsidiaries, taken as a whole, in either case, which the CEMI Board determines in good faith, after consultation with its financial advisor and outside legal counsel: (i) to be reasonably likely to be consummated if accepted; and (ii) if consummated, would result in a transaction more favorable to CEMI’s stockholders from a financial point of view than the Merger, in each case, taking into account at the time of determination (A) any changes to the terms of the Merger Agreement offered by Parent in response to such Acquisition Proposal and (B) taking into account such financial, regulatory, legal and all other relevant aspects of such Acquisition Proposal (including the likelihood of such Acquisition Proposal to be consummated on a timely basis).

•
“CEMI Intervening Event” means any event, development or change in circumstances that materially affects the business, assets or operations of CEMI and that was neither known to the CEMI Board (or if known, the consequences of which were not known by the CEMI Board as of the date of the Merger Agreement) nor reasonably foreseeable as of or prior to the date of the Merger Agreement, which event, occurrence, fact or change becomes known to the CEMI Board, other than (a) any Acquisition Proposal or any consequence thereof, (b) the fact that, in and of itself, CEMI exceeds any internal or published projections, estimates or expectations of CEMI’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may be taken into account in determining a CEMI Intervening Event), or (c) any decision from the FDA regarding the CLIA waiver for the DPP HIV Syphilis test system.

Director and Officer Liability
The Surviving Corporation, its subsidiaries and Parent shall honor and fulfill in all respects the indemnification, exculpation, and advancement obligations of CEMI and its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of CEMI or any of its subsidiaries prior to the Effective Time (the “Indemnified Persons”) for acts or omissions occurring at or prior to the Effective Time, in each case as provided in the organizational documents of CEMI or its subsidiaries and any indemnification agreement between any Indemnified Person and CEMI or its subsidiaries (in each case, as in effect on the date of the Merger Agreement and, in the case of any indemnification agreement, as set forth in the Disclosure Letter). In addition, commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its subsidiaries shall (and Parent shall cause the Surviving Corporation and its subsidiaries to) cause the articles or certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses with respect to acts or omissions prior to the Effective Time that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of CEMI or its subsidiaries as of the date of the Merger Agreement, as applicable, and such provisions shall not be repealed, amended or otherwise modified (whether by operation of law or otherwise) in any manner except as required by applicable law.
During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the extent permitted by applicable law, each Indemnified Person from and against any costs, fees and expenses (including, to the extent applicable, a duty to advance reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of CEMI or any of its subsidiaries or other affiliates that occurred prior to or at the Effective Time or (ii) any of the Transactions; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification or advancement under the terms of the Merger Agreement, then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, the Surviving Corporation shall pay all and/or advance reasonable fees and expenses of any counsel retained by an Indemnified Person promptly after statements therefor are received, provided further such Indemnified Person agrees in advance to return any such funds so advanced to which a court of competent jurisdiction determines in final, nonappealable judgment that such Indemnified Person is not ultimately entitled to indemnification. No Indemnified Person shall be liable for any settlement effected without his or her prior express written consent.
CEMI currently maintains a directors’ and officers’ liability insurance policy (“D&O Insurance”), an accurate and complete summary of which has been made available by CEMI to Parent or its representatives prior to the date of the Merger Agreement. Prior to the Effective Time, notwithstanding anything to the contrary set forth in the Merger Agreement, CEMI shall (and Parent shall cause CEMI to), at its option (i) during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, maintain in effect CEMI’s current D&O Insurance in respect to acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to or more favorable than those of the D&O Insurance; or (ii) at the Effective Time, purchase a six (6) year prepaid “tail” policy with respect to the D&O Insurance from CEMI’s current directors’ and officers’ liability insurance carrier. In satisfying its obligations related to D&O Insurance, the Surviving Corporation shall not be obligated to pay an aggregate cost in excess of 300% of the annual premium paid by CEMI for coverage for its last full fiscal year prior to the date of the Merger Agreement for the D&O Insurance (the “D&O Cap”); and if such amount is not sufficient to purchase insurance in such maximum amount, then the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) purchase such amount of insurance with the best coverage reasonably available as can be purchased for an aggregate amount that is equal to the D&O Cap. Parent shall cause the Surviving Corporation to comply with its obligations under such policies for the full term of at least six (6) years.
In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) sells all or substantially all of its properties and assets to any person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations of the Surviving Corporation (or Parent) as set forth in the Merger Agreement.
The obligations under Section 6.7 of the Merger Agreement shall not be terminated or modified in any manner that is adverse to any Indemnified Persons (and their respective successors and assigns) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy, it being expressly agreed that each Indemnified Person (including their respective successors and assigns) shall be a third-party beneficiary of that section. In the event of any breach by the Surviving Corporation or Parent of that section, the obligations and liability of the Surviving Corporation, its subsidiaries, and Parent shall be joint and several.
Transaction Litigation
The Merger Agreement provides that prior to the earlier of the Effective Time or the date of termination of the Merger Agreement, CEMI shall promptly notify Parent of any Transaction Litigation (including by providing copies of all pleadings and other material documents with respect thereto) and thereafter keep Parent reasonably informed with respect to the status thereof. CEMI shall (a) give Parent reasonable opportunity (at Parent’s sole expense and subject to a customary joint defense agreement) to participate in the defense, settlement or prosecution of any Transaction Litigation; (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation; and (c) give due consideration, and consider in good faith, Parent’s view with respect to any Transaction Litigation. Further, CEMI may not compromise, settle or come to an arrangement regarding, or propose or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).
Rule 16b-3 Matters
CEMI shall take all such steps as may be required to cause the Transactions, and any other dispositions of equity securities (including derivative securities) of CEMI resulting from the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CEMI, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Post-Closing Employee Benefits
The Merger Agreement provides that, for a period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time (the “Continuation Period”), for so long as such Covered Employee remains employed by Parent, the Surviving Corporation or any CEMI subsidiary during the Continuation Period, (i) a base salary (or base wages, as the case may be) that are on a basis no less favorable than those in effect immediately prior to the Effective Time, (ii) short-term or annual cash incentive compensation opportunities, and commission opportunities that are no less favorable in the aggregate than those in effect immediately prior to the Effective Time, and (iii) other benefits (other than defined pension, equity compensation, retiree welfare or fully subsidized health benefits or individual perquisites) that are substantially similar in the aggregate to the benefits provided to such employee immediately prior to the Effective Time or, commencing with the year immediately following the year in which the Effective Time occurs, that are substantially similar in the aggregate to the benefits provided to similarly situated employees of Parent. In addition, during the Continuation Period, Parent shall provide, or cause to be provided, each Covered Employee with severance payments and severance benefits that are no less favorable than the severance payments and severance benefits that are provided to similarly situated employees of Parent from time to time. “Covered Employees” means employees means employees who are employed by CEMI or any of its subsidiaries immediately prior to the Effective Time.
With respect to all benefit plans maintained by Parent, the Surviving Corporation or their respective subsidiaries (including any vacation, paid time-off and severance plans) in which a Covered Employee is eligible to participate, for purposes of eligibility, participation, vesting, and level of benefits for severance, accrual of paid time-off, and statutory notice and severance benefits, Parent shall use commercially reasonable efforts to cause each Covered Employee’s service with CEMI or any of its subsidiaries (as well as service with any predecessor employer of CEMI or any such subsidiary, to the extent service with the predecessor employer is recognized by CEMI or such subsidiary) to be treated as service with Parent, the Surviving Corporation or any of their respective subsidiaries; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) with respect to benefit accrual under any defined benefit pension plan, or (iii) with respect to any newly established plan for which prior service is not taken into account for any employees of Parent or any of its affiliates.

Parent will use commercially reasonable efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective subsidiaries in which Covered Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time. Parent shall use commercially reasonable efforts to cause to be recognized, and provide credit for, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Covered Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.
Notwithstanding the foregoing, nothing in the above post-closing employee benefits section shall (i) be construed to limit the right of Parent, CEMI or any its subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend or terminate any employee benefit plan (including each “employee benefit plan” as such term is defined in § 3(3) of the Employee Retirement Income Security Act of 1974 (as amended, “ERISA”) and each other benefit or compensation plan, program, policy, contract or arrangement, including any retirement, post-retirement, paid time-off, deferred compensation, profit sharing, unemployment compensation, welfare, fringe benefit, bonus, incentive, equity or equity-based compensation, severance, termination, retention, transaction bonus, employment, consulting or change in control plan, program, policy, contract or arrangement, whether or not subject to ERISA § 3(3)) maintained, adopted, sponsored, contributed or required to be contributed to by CEMI, any subsidiary of CEMI or any entity with which CEMI or any subsidiary of CEMI is considered a single employer under Section 414(b), (c) or (m) of the Code (a “CEMI ERISA Affiliate”) with respect to any current or former employee, officer, individual independent contractor or director of CEMI or any of the subsidiaries of CEMI or any beneficiary or dependent thereof or with respect to which CEMI, any of the subsidiaries of CEMI or any CEMI ERISA Affiliate would reasonably be expected to have any liability (“CEMI Benefit Plan”) or other benefit or compensation plan, program, policy, agreement, contract or arrangement, (ii) be construed as the adoption, establishment, amendment, modification or termination of any CEMI Benefit Plan, or any other CEMI or Parent benefit or compensation plan, program, policy, contract, agreement or arrangement, (iii) be construed to require Parent, CEMI or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation) to retain the employment of any particular person for any fixed period of time following the Effective Time or (iv) create any third-party beneficiary or other right in any person, including any current or former director, officer, employee or other service provider or any participant in any CEMI Benefit Plan, or any other CEMI or Parent benefit or compensation plan, program, policy, arrangement, contract or agreement, including any Covered Employee or dependent or beneficiary thereof.
Other Covenants
The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, complying with applicable antitrust laws, and making required SEC filings.
Termination
The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time:
(i)	by mutual written agreement of CEMI and Parent;
(ii)	by either CEMI or Parent, if:
(a)
the Offer Closing shall not have occurred on or before 11:59 p.m. Eastern Time on July 31, 2023 or the Offer shall have expired and not have been validly extended in accordance with the Merger Agreement without accepting for payment of the Shares validly tendered (and not validly withdrawn) (the “Termination Date”); provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party hereto whose failure to perform or comply with any obligation under the Merger Agreement has been the principal cause of, or principally resulted in, the failure of the Offer Closing to have occurred on or before the Termination Date; or

(b)
any Legal Restraint permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall become final and nonappealable; provided however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party hereto whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the principal cause of, or resulted in, such Legal Restraint;

(iii)	by Parent
(a)
in the event (i) of a breach of any covenant or agreement on the part of CEMI set forth in the Merger Agreement in any material respect or (ii) that any of the representations and warranties of CEMI set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, in either case such that the conditions set forth in Sections (b)(i), (b)(ii) or (b)(iii) of Annex A of the Merger Agreement, as applicable, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, as applicable (in each case, assuming such time is the Expiration Date), and (x)(i) is not reasonably capable of being cured by CEMI by the Termination Date or (x)(ii) if reasonably capable of being cured by CEMI by the Termination Date, Parent has delivered to CEMI written notice of such breach and such breach is not cured by CEMI by the earlier of (A) the Termination Date and (B) the date that is thirty (30) days after delivery of such notice; provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to Parent if it is in breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement such that CEMI would be entitled to terminate the Merger Agreement pursuant to clause (iv)(b) below (disregarding the notice and cure right therein);

(b)	in the event that, a Change of Recommendation shall have occurred; or
(c)	in the event of a Willful Breach (as defined below) of any covenant or agreement on the part of CEMI related to the non–solicitation covenant as set forth in the Merger Agreement.
(iv)	by CEMI:
(a)
if (i) Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) or extend the Offer in violation of Section 1.1 of the Merger Agreement, or (ii) if the Offer Expiration Time shall have occurred, the Offer Conditions are satisfied and Purchaser shall not have accepted for payment, within three (3) business days following the Expiration Date, the Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the terms of the Merger Agreement; provided, that the right to terminate the Merger Agreement shall not be available to CEMI if its breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the principal cause of, or principally resulted in, Purchaser having failed to commence the Offer or to accept for payment the Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the terms of the Merger Agreement; provided, further, that CEMI shall not be entitled to terminate this Agreement pursuant to this clause (iv)(a) until the earlier of (A) the Termination Date and (B) the date that is two (2) business days after delivery to Parent of a written notice of any violation specified in this clause (iv)(a); provided, further, that CEMI shall not be entitled to terminate this Agreement pursuant to this clause (iv)(a) at any time after Purchaser has actually commenced (within the meaning of Rule 14d-2 under the Exchange Act) or extended the Offer;

(b)
in the event (i) of a breach of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement in any material respect or (ii) that any of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement (without regard to any qualifications or exceptions contained therein as to materiality) shall have been inaccurate when made or shall have become inaccurate, in either case such that such breach or inaccuracy (x) would reasonably be expected to prevent or materially delay the Offer or the Merger and (y)(i) is not reasonably capable of being cured by Parent or Purchaser by the Termination Date or (y)(ii) if reasonably capable of being cured by Parent or Purchaser by the Termination Date, CEMI has delivered to Parent written notice of such breach or inaccuracy and such breach or inaccuracy is not cured by Parent or Purchaser, as applicable, by the earlier of (A) the Termination Date and (B) the date that is thirty (30) days after delivery of such notice; provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to CEMI if it is in breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement pursuant to clause (iii)(a) above (disregarding the notice and cure right therein); or

(c)	prior to the Acceptance Time, if (i) the CEMI Board shall have determined to terminate the Merger Agreement in accordance with the terms of the acquisition proposal provisions in the Merger

Agreement, in order to concurrently with such termination enter into a definitive agreement with respect to a Superior Proposal; and (ii) CEMI pays to Parent the CEMI Termination Fee in accordance with the Merger Agreement prior to or substantially concurrently with such termination.
Effect of Termination
In the event of a valid termination of the Merger Agreement, the Merger Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any former, current or future stockholder, equityholder, affiliate, director, manager, officer, employee, agent, consultant or other representative of such party or parties) to the other party or parties hereto. Notwithstanding anything to the contrary in the Merger Agreement, (a) the terms of Section 6.10, Section 8.3, Section 8.4 and Article IX of the Merger Agreement shall survive the termination of the Merger Agreement, (b) nothing in the Merger Agreement shall relieve any party or parties hereto, as applicable, from liability for any fraud committed in connection with the Merger Agreement or any of Transactions and (c) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for Willful Breach in connection with the Merger Agreement or any of the Transactions. In addition to the foregoing, no termination of the Merger Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality and Non-Disclosure Agreement, all of which shall survive termination of the Merger Agreement in accordance with their respective terms and remain fully enforceable in accordance with their respective terms. For purposes of the Merger Agreement, “Willful Breach” means a material breach that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with the actual knowledge that the taking of or the omission of taking such act would, or would reasonably be expected to, cause or constitute a material breach of the Merger Agreement.
CEMI Termination Fee
(i)
In the event that the Merger Agreement is terminated pursuant to CEMI entering into an Alternative Acquisition Agreement with respect to a Superior Proposal, then as a condition to such termination of the Merger Agreement, prior to or concurrently with such termination, CEMI shall pay to Parent (or its designee) the CEMI Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. “CEMI Termination Fee” means an amount equal to $850,000.

(ii)
In the event that the Merger Agreement is terminated pursuant to (i) Section 8.1(h) (Change of Recommendation) or Section 8.1(i) (Breach of No Shop), or (ii) Section 8.1(b) (Termination Date) and at the time Parent could have terminated this Agreement pursuant to Section 8.1(h) (Change of Recommendation) or Section 8.1(i) (Breach of No Shop), then within two (2) business days after the termination of this Agreement, CEMI shall pay to Parent (or its designee) the CEMI Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)
If the Merger Agreement is terminated by either Parent or CEMI if the time scheduled for payment for Shares accepted for payment pursuant to and subject to the conditions of the Offer (the “Offer Closing”) has not occurred prior to the Termination Date at the time Parent could not have terminated pursuant to such condition (each, an “Applicable Termination”), (a) following the execution and delivery of the Merger Agreement and prior to an Applicable Termination, an Acquisition Proposal has been publicly announced or disclosed; and (b) within twelve (12) months of an Applicable Termination, CEMI has entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal or an Acquisition Transaction is consummated; provided that all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to reference “50%,” then CEMI will, prior to or concurrently with the earlier of the execution of such definitive agreement and the consummation of such Acquisition Transaction, pay to Parent (or its designee) the CEMI Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

In no event shall CEMI be required to pay the CEMI Termination Fee on more than one occasion.
Governing Law
The Merger Agreement is governed by Delaware law.
Specific Performance; Remedies
Pursuant to the Merger Agreement, the parties agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform the provisions of the Merger Agreement (including any party failing to take such actions as are required of it hereunder in order to consummate the Merger Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions hereof without the posting of a bond, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.
Assignment
No party to the Merger Agreement may assign either the Merger Agreement or any of the rights, interests, or obligations thereunder without the prior written approval of the other parties thereto and any attempt to make any such assignment without such consent shall be null and void, except that each of Parent and Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under the Merger Agreement to any affiliate or parent or one or more direct or indirect wholly-owned subsidiaries of Parent without the consent of CEMI, but no such assignment shall relieve Parent or Purchaser of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.
Confidentiality and Non-Disclosure Agreement
On May 25, 2022, CEMI and Parent entered into a Confidentiality and Non-Disclosure Agreement in consideration of a possible transaction between CEMI and Parent. Under the Confidentiality and Non-Disclosure Agreement, CEMI and Parent agreed, subject to certain exceptions, to keep confidential certain non-public information concerning the other party. The Confidentiality and Non-Disclosure Agreement also provides for a two-year officer non-solicit period and a two-year standstill period, which standstill period expired with the signing of the Merger Agreement. The summary of the Confidentiality and Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality and Non-Disclosure Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.
12.	Purpose of the Offer; Plans for CEMI.
Purpose of the Offer.
The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is to acquire control of, and the entire equity interest in, CEMI. The Offer, as the first step in the acquisition of CEMI, is intended to facilitate the acquisition of all outstanding Shares. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. The Merger Agreement provides, among other things, that Purchaser will be merged with and into CEMI, with CEMI as the surviving corporation.
No Stockholder Vote Required to Effectuate Merger.
If the Offer is consummated, we expect to consummate the Merger pursuant to NRS Section 92A.133, without a vote of the stockholders of CEMI. NRS Section 92A.133 provides that, subject to certain statutory requirements, if following consummation of a tender offer for a publicly traded Nevada corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the corporation consummating the tender offer equals at least that percentage of the voting power of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to approve a merger agreement under the NRS and the target corporation’s articles of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the corporation consummating the tender offer may effect a merger with the target Nevada corporation without a vote of the stockholders of the target Nevada corporation. Accordingly, if the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Offer Expiration Time, together with any Shares beneficially owned by Parent, Purchaser or its “affiliates” (as defined in NRS Section 92A.133(4)(a)), immediately after giving effect to the acceptance for payment of Shares in the Offer, equals at least a majority of the then issued and outstanding Shares, and the other Offer Conditions are satisfied or waived, no vote of the CEMI stockholders will be required to approve or effectuate the Merger, and Purchaser will not seek the approval of CEMI’s remaining public stockholders before effecting the Merger. NRS Section 92A.133 also requires that the Merger Agreement provide that a merger pursuant to that provision be effected as soon as practicable after the tender offer. Therefore, CEMI, Parent and Purchaser have agreed to take all necessary action to cause the Merger to become effective as promptly as practicable following the acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer.
Plans for CEMI.
Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of CEMI will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. As of the effective time of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation will be amended and restated as a result of the Merger so as to be the same as the certificate of incorporation and bylaws of Purchaser in effect immediately prior to the effective time of the Merger. The directors and officers of Purchaser immediately prior to the effective time of the Merger will be the directors and officers of the Surviving Corporation. Such directors and officers will hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
Immediately following the consummation of the Merger, Parent intends to cause CEMI to delist the Shares from Nasdaq and to terminate the registration of the Shares under the Exchange Act.
Parent and Purchaser are conducting a detailed review of CEMI and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer and the Merger. Parent and Purchaser will continue to evaluate the business and operations of CEMI during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of CEMI’s business, operations, capitalization and management with a view to optimizing development of CEMI’s potential. Possible changes could include changes in CEMI’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, Parent and Purchaser have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.
As of the date of this Offer to Purchase, no member of CEMI’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of CEMI’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. Although it is likely that certain members of CEMI’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of CEMI’s current management and Parent or Purchaser regarding the potential terms of any such employment or severance arrangement, and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all. The potential terms of any new arrangements are currently expected to be discussed and entered into after completion of the Merger.
In the normal course of its business, Parent may pursue acquisitions of other companies in CEMI’s industry and look to combine those companies with CEMI. Except as described above or elsewhere in this Offer to Purchase, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving CEMI or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of CEMI or any of its subsidiaries, (iii) any material change in CEMI’s capitalization or dividend policy, (iv) any other material change in CEMI’s corporate structure or business, (v) a class of securities of CEMI being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vi) a class of equity securities of CEMI being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.
Market for the Shares. If the Offer is successful, Parent and Purchaser intend to consummate the Merger as soon as practicable following the Acceptance Time, subject to the satisfaction or waiver of the Offer Conditions. As a result, there will be no market for the Shares following consummation of the Offer.
Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Acceptance Time), the Shares will not meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, Parent intends to and will cause CEMI to delist the Shares from Nasdaq.
Exchange Act Registration. The Shares are currently registered under the Exchange Act. The registration of the Shares under the Exchange Act will be terminated following completion of the Merger.
“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions. However, Rule 13e-3 will be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.
Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.
14.	Dividends and Distributions.
CEMI has not declared or paid any cash dividends on its Shares and does not anticipate paying any cash dividends in the near future.
As discussed in Section 11 – “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, except as expressly contemplated, required or permitted by the Merger Agreement, as required by applicable law, or with the written consent of Parent, CEMI will not establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock (other than dividends or distributions paid in cash from a direct or indirect wholly-owned subsidiary of CEMI to CEMI or another direct or indirect wholly-owned subsidiary of CEMI).
15.	Certain Conditions of the Offer.
Notwithstanding any other term of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to (and Parent shall not be required to cause Purchaser to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered pursuant to the Offer and not validly withdrawn prior to any then-scheduled Expiration Date with the Offer if:
(i)	the Minimum Tender Condition is not satisfied; or
(ii)	any of the following conditions shall not be satisfied as of the Expiration Date:
(a)
the representations and warranties related to capitalization of CEMI are true and correct as of the date of the Merger Agreement and the Expiration Date with the same force and effect as if made on and as of such date, except for any de minimis inaccuracies (it being understood that the accuracy of those representations and warranties that address matters only as of a specified date shall be measured as set forth in this clause (ii)(a) only as of such date);

(b)
(A) the representations and warranties related to organization, due authorization, no conflict, subsidiaries, brokers or finders fees, fairness opinion and the inapplicability of anti-takeover statutes

(together, the “Fundamental Representations”) are true and correct in all material respects as of the date of the Merger Agreement and the Expiration Date with the same force and effect as if made on and as of such date (it being understood that the accuracy of those representations and warranties that address matters only as of a specified date shall be measured as set forth in this clause (ii)(b) only as of such date); and (B) the representations and warranties of CEMI that there has not been or occurred any event, condition, change, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a CEMI Material Adverse Effect shall be true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date with the same force and effect as if made on and as of such date; provided, however, that for purposes of determining the accuracy of the Fundamental Representations for purposes of clause (ii)(b)(A), all qualifications in the representations and warranties based on a “CEMI Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases (but not dollar thresholds) contained in such representations and warranties shall be disregarded;
(c)
the representations and warranties of CEMI set forth in the Merger Agreement (other than the capitalization representations, the Fundamental Representations and the representations and warranties that there has not been or occurred any event, condition, change, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a CEMI Material Adverse Effect) shall be true and correct as of the date of the Merger Agreement and as of the Expiration Date with the same force and effect as if made on and as of such date, except for any failure to be so true and correct which has not had, or would not reasonably be expected to have, individually or in the aggregate, a CEMI Material Adverse Effect (it being understood that the accuracy of those representations and warranties that address matters only as of a specified date shall be measured as set forth in this clause (ii)(c) only as of such date); provided, however, that for purposes of determining the accuracy of the representations and warranties of CEMI set forth in the Merger Agreement for purposes of this clause (ii)(c), all qualifications in the representations and warranties based on a “CEMI Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases (but not dollar thresholds) contained in such representations and warranties shall be disregarded;

(d)	the Merger Agreement shall not have been terminated in accordance with its terms;
(e)
CEMI shall have complied with or performed in all material respects its covenants, agreements and obligations required to be complied with or performed by it on or prior to the Expiration Date under the Merger Agreement;

(f)
since the date of the Merger Agreement, there has not been any event, effect, occurrence, fact, circumstance, condition or change that, individually or in the aggregate, has had or would be reasonably likely to have a CEMI Material Adverse Effect;

(g)
CEMI shall have delivered to Parent a certificate, signed on behalf of CEMI by its chief executive officer and chief financial officer, to the effect that the conditions set forth in clauses (a), (b), (c), (e) and (f) of paragraph (ii) above shall not have occurred and be continuing as of immediately prior to the Expiration Date; and

(h)
no governmental authority of competent jurisdiction has announced, enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer or the Merger any applicable law, or issued or granted any Legal Restraint that is in effect and that has the effect of making the consummation of the Offer or the Merger illegal or which has the effect of prohibiting, enjoining, preventing or restraining the consummation of the Offer or the Merger.

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Purchaser and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The foregoing conditions are for the sole benefit of Purchaser and Parent and, subject to the terms and conditions of the Merger Agreement and applicable Law, may be waived by Purchaser or Parent, in whole or in part at any time and from time to time prior to the Expiration Date in the sole discretion of Purchaser or Parent (other than the Minimum Tender Condition, which may be waived by Purchaser and Parent only with the prior written consent of

CEMI). The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.
16.	Certain Legal Matters; Regulatory Approvals.
General. Except as described in this Section 16, based on its examination of publicly available information filed by CEMI with the SEC and other publicly available information concerning CEMI, neither Parent nor Purchaser is aware of any governmental license or regulatory permit that appears to be material to CEMI’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to CEMI’s business, or certain parts of CEMI’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 – “Certain Conditions of the Offer.”
Legal Proceedings. As of the date of this Offer to Purchase, neither Parent nor Purchaser is aware of any pending legal proceeding relating to the Offer or the Merger.
State Takeover Laws. In the Merger Agreement, CEMI has represented that its board of directors has taken and will take all appropriate and necessary actions to render any and all limitations on mergers, business combinations and ownership of Shares as set forth in CEMI’s articles of incorporation or bylaws, or in any state takeover or anti-takeover statute or similar law (including NRS Sections 78.378 to 78.3793, inclusive (the “Combinations Statute”), and NRS Sections 78.411 to 78.444, inclusive (the “Control Share Acquisitions Statute”)) to be inapplicable to the Merger Agreement and the Transactions, including the Offer and the Merger. CEMI has further represented that at no time, from and including the date of the Merger Agreement through the duration of the Offer, will CEMI be an “issuing corporation” (as defined in NRS Section 78.3788).
CEMI, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, CEMI, Parent and Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Certain Conditions of the Offer.”
17.	No Dissenter’s or Appraisal Rights.
Pursuant to NRS Section 92A.390, no holder of any Shares will have or be entitled to assert dissenter’s rights or any other rights of appraisal as a result of or in connection with the Merger Agreement or the Transactions. However, if it is determined that such right to dissent arises in the future as a result of the Shares being listed on Nasdaq or otherwise, Shares outstanding immediately prior to the Effective Time and held by a holder who has not validly tendered such Shares in the Offer or consented thereto in writing and who has properly demanded payment of fair value (as defined in NRS Section 92A.320) for such Dissenting Shares in accordance with the requirements of the NRS Sections 92A.300 to 92A.500, inclusive, shall not be converted into the right to receive consideration contemplated under the Merger Agreement, and the holders of such Dissenting Shares shall be entitled to only such rights as are granted by NRS Sections 92A.300 to 92A.500, inclusive. If any holder of Dissenting Shares fails to perfect, withdraws or otherwise loses the right to demand payment of fair value in respect of such Dissenting Shares pursuant to NRS Sections 92A.300 to 92A.500, inclusive, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive consideration contemplated under the Merger Agreement. CEMI shall give Parent prompt notice of any written demands received by CEMI for appraisals or payment of fair value in respect of the Shares and any withdrawals of such demands, as well as copies of any instruments or documents served pursuant to the NRS and received by CEMI with respect to such demands, and the Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, CEMI shall not make any payment with respect to, or offer to settle or settle, any such demands. Each holder of Dissenting Shares who becomes entitled to payment for such Dissenting Shares under the provisions of the NRS will receive payment thereof from the Surviving Corporation and as of the Effective Time such Shares will no longer be outstanding and will automatically be cancelled and retired and will cease to exist.
Pursuant to Section 92A.390 of the NRS, there are no dissenter's rights or appraisal rights available as a result of or in connection with the Offer or the Merger. However, if it is determined that such right to dissent arises in the future as a result of the Shares not being listed on Nasdaq or otherwise, Shares outstanding immediately prior to the Effective Time and held by a holder who has not validly tendered such Shares in the Offer or consented thereto in writing and who has properly demanded payment of fair value (as defined in NRS Section 92A.320) for such Shares in accordance with the requirements of the NRS Sections 92A.300 to 92A.500, inclusive (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, and the holders of Dissenting Shares shall be entitled to only such rights as are granted by NRS Sections 92A.300 to 92A.500, inclusive. If any holder of Dissenting Shares fails to perfect, withdraws or otherwise loses the right to demand payment of fair value in respect of such Dissenting Shares pursuant to NRS Sections 92A.300 to 92A.500, inclusive, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. See Section 17 - “No Dissenter's or Appraisal Rights.”
18.	Fees and Expenses.
CEMI has retained Alliance Advisors to be the Information Agent and Securities Transfer Corporation to be the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
The Information Agent and the Depositary and Paying Agent each will receive customary compensation for their respective services in connection with the Offer, will be reimbursed for customary expenses and will be indemnified against certain liabilities in connection therewith.
CEMI will pay all charges and expenses of Securities Transfer Corporation, as Depositary and Paying Agent, and Alliance Advisors, as Information Agent, incurred in connection with the Offer. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by CEMI for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.
19.	Miscellaneous
The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, CEMI or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 – “Certain Information Concerning CEMI – Available Information.”
PROJECT MERCI MERGER SUB, INC.
February 14, 2023

SCHEDULE I

Directors and Executive Officers of Purchaser Entities
1.	Purchaser
General
Project Merci Merger Sub, Inc. is a Nevada corporation that was formed on January 25, 2023, solely for the purpose of completing the proposed Offer and Merger. Purchaser has conducted no business activities other than those incidental to its formation and relating to the structure and negotiation of the Offer and the Merger. Purchaser is a wholly-owned indirect subsidiary of Parent. Purchaser’s principal executive offices are located at 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France. The telephone number of Purchaser’s principal executive offices is +33 (0)3 88 77 57 21.
Directors and Executive Officers of Purchaser
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser and Parent are set forth below. The current business address of each person is c/o Biosynex SA, 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France and the business telephone number of each such person is +33 (0)3 88 77 57 21. Unless otherwise noted, each such person is a citizen of France.
Name	Position at Project Merci Merger Sub, Inc.
Larry Abensur	President, Director
Thierry Paper	Secretary, Treasurer
2.	Holdco
General
Biosynex U.S. Holdings, Inc. is a Delaware corporation that was formed on January 25, 2023, solely for the purpose of serving as the holding company for Purchaser in connection with the proposed Offer and Merger. Holdco has conducted no business activities other than those incidental to its formation and relating to the structure and negotiation of the Offer and the Merger. Holdco is a wholly-owned direct subsidiary of Parent. Holdco’s principal executive offices are located at 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France. The telephone number of Holdco’s principal executive offices is +33 (0)3 88 77 57 21.
Directors and Executive Officers of Holdco
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Holdco are set forth below. The current business address of each person is c/o Biosynex SA, 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France and the business telephone number of each such person is +33 (0)3 88 77 57 21. Unless otherwise noted, each such person is a citizen of France.
Name	Position at Biosynex U.S. Holdings, Inc.
Larry Abensur	President, Director
Thierry Paper	Secretary, Treasurer
3.	Parent
Biosynex SA is a French société anonyme. Founded in 2005 and based in Illkirch-Graffenstaden in Alsace, France, Biosynex is a major player in public health with 380 employees. Biosynex designs, manufactures and distributes Rapid Diagnostic Tests (RDTs) as well as diagnostic equipment for healthcare professionals and the general public, aiming to improve patient care through rapid results and ease of use. As the leader in the RDT market in France, Biosynex has complete control over its value chain thanks to its technological platform, which can be adapted to numerous applications and is suitable for different types of users such as laboratories, hospitals, doctors and consumers. Driven by strong values of innovation, Biosynex has a proactive vision of tomorrow’s medicine focused on prevention, screening, emergency diagnosis and rapid treatment.

Parent’s principal executive offices are located at 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France. The telephone number of Parent’s principal executive offices is +33 (0)3 88 77 57 21.
Directors and Executive Officers of Parent
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. The current business address of each person is c/o Biosynex SA, 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France and the business telephone number of each such person is +33 (0)3 88 77 57 21. Unless otherwise noted, each such person is a citizen of France.
Name	Position at Biosynex SA
Larry Abensur	Chief Executive Officer, Chairman of the Board
Thierry Paper	Deputy CEO-Research & Development, Director
Thomas Lamy	Deputy CEO-Professional Diagnostic Unit, Director
Elie Fraenckel	Former Chief Financial, Human Resource Officer, current Director
ALA FINANCIERE, represented by Larry Abensur	Director
Oren Bitton	Deputy CEO - OTC Business Unit
Larry Abensur
Larry Abensur co-founded Parent with Thierry Paper and Thomas Lamy in 2005. From 2005 to October 2010, Mr. Abensur was a co-manager of Parent. Since June 2015, Mr. Abensur has overseen the launch of Parent, a medtech leader in rapid diagnostic tests (RDTs). Mr. Abensur currently serves as Chief Executive Officer of Parent and also serves on the board of directors of Biosynex Swiss SA, Biosynex Premier SA, Theradiag SA, Parent, Laboratoire SBH SAS, and Gie Lab Otc. Mr. Abensur received an engineering degree from the Ecole Nationale Supérieure de Chimie de Paris (ENSCP). Mr. Abensur also holds an MBA from INSEAD.
Thierry Paper
Thierry Paper co-founded Parent with Larry Abensur and Thomas Lamy in 2005. From 2005 to June 2015, Mr. Paper was general and operational director of Parent. In June 2015, Mr. Paper became a Deputy Managing Director of Parent. After a first and a second cycle in pharmaceutical studies at the University of Paris V, Mr. Paper completed a MBA at the Ecole Nationale des Ponts et Chaussées. He also holds a D.E.S (Diplôme d’Etudes Spécialisées) in medical biology from the University of Paris V.
Thomas Lamy
Thomas Lamy co-founded Parent with Larry Abensur and Thierry Paper in 2005. In June 2015, Mr. Lamy became Deputy Managing Director and from August 2022 he held the position of Vice-President of the Parent. Mr. Lamy is a graduate from an Agricultural Engineering program. Mr. Lamy also holds a PhD in Engineering from the National Polytechnic Institute of Lorraine. He also completed an MBA at the Ecole des Hautes Etudes Commerciales (HEC) in Paris.
Elie Fraenckel
Elie Fraenckel joined Biosynex in 2005, when the company was founded. Mr. Fraenckel was the Chief Financial & Human Resources Officer of Biosynex from 2005 to 2022, supporting Biosynex during its IPO in 2012. Mr. Fraenckel has been involved in Parent’s external growth since 2012. Mr. Fraenckel holds a degree in accounting and business law.
ALA FINANCIERE
ALA FINANCIERE is a French Société à responsabilité limitée with its principal executive offices located at 8 rue du Général Ducrot, 67000 Strasbourg, France. It is controlled and represented by Larry Abensur.

Oren Bitton
Oren Bitton joined Biosynex in 2011, as OTC Sales Director and became Deputy CEO in charge of the OTC Business Unit in 2022. With more than 25 years of various experiences in the healthcare industry, Mr. Bitton is a graduate from HEC Paris where he completed an Executive Master of Sciences in general management.

THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY
OTHER REQUIRED DOCUMENTS SHOULD BE SENT BY EACH STOCKHOLDER OF
CEMI OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK,
TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AND PAYING AGENT AS
FOLLOWS:
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Securities Transfer Corporation
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Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
The Information Agent for the Offer is:
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Email: CEMI@allianceadvisors.com